                                               Filed pursuant to Rule 424(b)(3)
                                               Registration No. 333-62211
                                                                333-79769
                                                                333-63519


PROSPECTUS

                            [ARCH LOGO APPEARS HERE]

                        ARCH COMMUNICATIONS GROUP, INC.

                       42,511,985 Shares of Common Stock
                   5,360,262 Shares of Class B Common Stock
                    3,675,659 Stock Purchase Warrants

  On June 3, 1999 we issued warrants to purchase a total of 16,086,645 shares of our common stock in connection with our acquisition of MobileMedia Communications, Inc. and its subsidiaries. Each warrant currently entitles its holder to purchase one third of one share of common stock for an exercise price of $3.01 per warrant ($9.03 per share), but these financial terms may be adjusted for future stock splits and in various other circumstances. The warrants expire at 5:00 p.m., New York City time, on September 1, 2001.

  This prospectus relates to our issuance of shares of common stock upon exercise of the warrants and also to resales of warrants and shares by the selling stockholders named in this prospectus. We expect that these stockholders will sell warrants and shares at prices determined by the prevailing market price for shares of common stock or in negotiated transactions.

  We will not receive any of the proceeds of resale of warrants or shares by the selling stockholders, although we will receive the exercise price of the warrants when exercised.

                                          Per Warrant Per Share      Total
                                          ----------- --------- ---------------
        Warrant exercise price...........    $3.01      $9.03   $145,262,398.33
        Underwriting discounts...........      --         --          --
        Proceeds, before expenses, to
         Arch............................    $3.01      $9.03   $145,262,398.33

  Our common stock is traded on the Nasdaq National Market under the symbol "APGR".


 Neither the SEC nor any state
 securities regulators have
 approved or disapproved the
 shares or warrants or determined
 if this prospectus is accurate
 or adequate. Anyone who tells
 you otherwise is committing a
 crime.

                                               We urge you to carefully read
                                               the
                                               "Risk Factors" section,
                                               beginning
                                               on page 5, before you make any
                                               investment decision.



               The date of this prospectus is September 17, 1999.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Summary....................................................................   1
  Our Business.............................................................   1
    Arch...................................................................   1
    MobileMedia............................................................   2
    The Mobile Media Acquisition...........................................   2
    The Combined Company...................................................   2
  Other Information about Arch.............................................   3
  Resales by Selling Stockholders..........................................   3
Risk Factors...............................................................   5
  Uncertainties Related to the MobileMedia Acquisition ....................   5
  Business and Financial Risks.............................................   6
  Risks Related to Shares, Warrants and Warrant Exercises..................  11

                                                                            Page
                                                                            ----
Forward-Looking Statements.................................................  13
Dilution...................................................................  13
Use of Proceeds............................................................  14
Description of Warrants....................................................  14
Market Price Information and Dividend Policy...............................  15
Plan of Distribution.......................................................  16
Selling Stockholders.......................................................  22
Legal Matters..............................................................  23
Experts....................................................................  23
Where You Can Find More Information .......................................  24
Incorporation by Reference.................................................  25

                                    SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. It may not contain all of the information that is important to you. We urge you to read the entire prospectus, including "Risk Factors", and all of the information incorporated by reference into the prospectus. We use the name "Arch" to refer to Arch Communications Group, Inc. and its consolidated subsidiaries both before and after the MobileMedia acquisition described below. Sometimes we use the phrase "combined company" when we wish to emphasize that we are referring specifically to Arch after the MobileMedia acquisition.

All share information in this prospectus reflects the effects of a 1-for-3 reverse stock split effected during June 1999.

                                  Our Business

Arch is now the second largest provider of wireless messaging services, primarily paging services, in the United States based on its net revenues and its approximately 7.2 million units in service. This reflects Arch's acquisition of MobileMedia Communications, Inc. and its subsidiaries on June , 1999. Before the MobileMedia acquisition, Arch and MobileMedia separately conducted two of the largest paging operations in the country. Arch believes that the MobileMedia acquisition will benefit Arch through operating synergies, cost savings and a reduction in Arch's financial leverage. However, the integration of the companies' businesses may present difficulties. See "Risk Factors--Integrating the two companies presents challenges".

Arch's operating objectives are to increase its EBITDA, or earnings before interest, taxes, depreciation and amortization; deploy its capital efficiently; reduce its financial leverage; and expand its customer relationships. To achieve its operating objectives, Arch:

  . has selected a low-cost operating strategy as its principal competitive tactic;

  . is seeking to reduce its financial leverage by reducing capital requirements and increasing EBITDA;

  . is distributing its products and services through several different channels; and

  . is pursuing new revenue opportunities associated with its units in service, including applications in narrowband personal communications services, which are commonly referred to as N-PCS.

Arch

Arch has been a leading provider of wireless messaging services, primarily paging services. At March 31, 1999, Arch was the third largest paging company in the United States based on its 4.3 million units then in service. Arch has:

  . operated in 41 states and more than 180 of the 200 largest markets in the United States;

  . offered local, regional and nationwide paging services employing digital networks covering approximately 85% of the United States population;

  . offered four types of paging services through its networks: digital display, alphanumeric display, tone-only and tone-plus-voice; and

  . offered enhanced and complementary services, including voice mail, personalized greeting, message storage and retrieval, pager loss protection and pager maintenance.

Prior to the MobileMedia acquisition, Arch achieved significant growth in units in service through a combination of internal growth and acquisitions. From January 1, 1996 through March 31, 1999, Arch's total number of units in service grew at a compound rate on an annualized basis of 26.7%. For the same period on an annualized basis, Arch's compound rate of internal growth in units in service was 22.3%, excluding units added through acquisitions. From commencement of operations in September 1986 through March 31, 1999, Arch completed 33 acquisitions involving an aggregate of 1.7 million units in service at the time of purchase. The MobileMedia acquisition has added approximately 2.9 million additional units, net of intercompany units.

Arch had revenues of $413.6 million and a net loss of $206.1 million for the year ended December 31, 1998 and revenues of $100.9 million and a net loss of $49.1 million for the three months ended March 31, 1999.

MobileMedia

Prior to its acquisition by Arch, MobileMedia operated one of the largest paging companies in the United States, with approximately 3.1 million units in service as of March 31, 1999. Through its sales offices, nationwide retail distribution network, company-operated retail stores and resellers, MobileMedia has offered local, regional and national coverage to subscribers in all 50 states and the District of Columbia. This has included local coverage to each of the 100 most populated metropolitan markets in the United States.

MobileMedia has marketed its services primarily under the MobileComm brand name. MobileMedia's paging and wireless messaging services have consisted principally of numeric and alphanumeric paging services.

Between January 30, 1997 and June 3, 1999, MobileMedia and several affiliated companies operated as debtors-in-possession under Chapter 11 of the Bankruptcy Code.

MobileMedia had revenues of $449.7 million and net income of $35.6 million for the year ended December 31, 1998 and revenues of $105.8 million and a net loss of $7.7 million for the three months ended March 31, 1999.

The MobileMedia Acquisition

Arch acquired MobileMedia on June 3, 1999. Arch paid approximately $537.0 million in cash, including fees and expenses and elimination of certain debt. Arch also issued a total of 35.6 million shares of its common stock and 5.4 million shares of its Class B common stock to creditors of MobileMedia and stockholders of Arch. Arch issued some of these shares in exchange for cancellation of creditors' claims and received cash proceeds of approximately $217.2 million for the other shares. Arch has also borrowed approximately $320.0 million to help fund the acquisition.

The Combined Company

The combined company is the second largest paging operator in the United States as measured by units in service and net revenues. On a pro forma basis, but excluding the impact of expected operational cost synergies, at and for the year ended December 31, 1998, the combined company would have had:

  . approximately 7.2 million units in service;
  . net revenues of $802.7 million;
  . adjusted pro forma EBITDA, as described below, of $252.6 million; . net loss before extraordinary items of $193.2 million; and . total debt of $1.3 billion.

For the year ended December 31, 1998, on a similar pro forma basis, cash flows provided by operating activities would have been $138.3 million, cash flows used in investing activities would have been $506.0 million and cash flows provided by financing activities would have been $359.1 million.

For the three months ended March 31, 1999, the combined company would have had:

  . net revenues of $194.2 million;
  . adjusted pro forma EBITDA of $64.6 million;
  . net loss before extraordinary items of $60.1 million;
  . total debt of $1.3 billion; and
  . cash flows of $30.1 million provided by operating activities, $589.9 million used in investing activities and $568.3 million provided by financing activities.

This adjusted pro forma information assumes that the MobileMedia acquisition had been effected as of January 1, 1998.

The combined company's leverage on a pro forma basis, as measured by the ratio of total debt to annualized adjusted pro forma EBITDA, would have been 5.2 to 1 for the year ended December 31, 1998 and 5.2 to 1 for the three months ended March 31, 1999. Adjusted pro forma EBITDA is EBITDA net of restructuring charges and bankruptcy related expenses, equity in loss of affiliates, extraordinary items, amortization of deferred gain on tower sale, impairment of long-lived assets and reduction of liabilities subject to compromise.

Other Information about Arch

Our principal office is located at 1800 West Park Drive, Suite 250, Westborough, Massachusetts 01581. Our telephone number is (508) 870-6700.

"Arch" and "Arch Paging" are service marks of Arch. "MobileComm" is a registered service mark of MobileMedia, which is not associated with MobilComm Inc. of Cincinnati, Ohio. Other trademarks, service marks and trade names used in this prospectus are owned by persons who are not associated with Arch.

Our web site is not part of this prospectus.

Resales by Selling Stockholders

This prospectus covers the public offering and sale of warrants and shares held by stockholders who are named in this prospectus. These shares include shares already owned by these stockholders and shares to be acquired through exercise of warrants. We expect that the prices at which these stockholders may sell warrants and shares will be determined by the prevailing market price for common stock or in negotiated transactions. We will not receive any proceeds from the sale of their warrants or shares. See "Plan of Distribution--Resales of Warrants and Shares" and "Selling Stockholders".

                              Exercises of Warrants

Securities offered..........  16,086,643 shares of common stock. Each warrant entitles you to purchase one third of one share of common stock, subject to adjustment for stock splits and similar transactions, issuances of stock or options at prices below prevailing mar-ket prices and other specified events.

Subscription price..........  $3.01 per warrant ($9.03 per share) payable in cash.

Expiration date for
 exercise of warrants.......  5:00 p.m., New York City time, on September 1,
                              2001. Warrants cannot be exercised after this time.

Shares to be outstanding
 assuming exercise of
 warrants...................  66,033,830 shares of common stock, based on shares outstanding at June 3, 1999 and assuming exercise of all warrants and conversion of all outstanding convertible securities.

Warrant agent...............  The Bank of New York.

Method of exercise of
 warrants...................  You or your transferees may exercise your war-
                              rants by properly completing and signing the ex-ercise notice attached to the warrant certificate for your warrants, and forwarding the exercise notice and warrant certificate to the warrant agent, on or before September 1, 2001, together with payment in good funds of the exercise price for each share subscribed for. If you forward exercise notices by mail, Arch recommends that you use insured, registered mail. Warrant certif-icates and exercise notices are being mailed to their original registered holders on or about the date of this prospectus. See "Plan of Distribu-tion--Exercises of Warrants--Method of Exercise of Warrants".

No revocation...............  Once you have exercised warrants, you may not re-
                              voke your exercise.

Transfers and resales.......  You may transfer warrants as described under
                              "Plan of Distribution--Exercises of Warrants-- Transfer of Warrants". You may resell warrants and shares issued upon exercise of warrants with-out registration under the Securities Act of 1933 if you are not an affiliate of Arch or an under-writer within the meaning of the Securities Act. See "--Resales of Warrants and Shares".

Use of proceeds.............  Arch intends to use substantially all of the pro-
                              ceeds received upon exercise of the warrants for general corporate purposes, including working capital and debt repayment.

Exercise through others.....  If you hold warrants beneficially through a bro-
                              ker, dealer, commercial bank, trust company or other nominee, you should contact the appropriate institution or nominee and request it to effect the transaction for you. You should do likewise if you hold warrants directly but would prefer to have an institution effect transactions relating to the warrants on your behalf.

                                  RISK FACTORS

  You should consider carefully the following risks before you decide whether to exercise warrants or to purchase warrants or shares. If any of these possible developments occur, our business, financial condition and/or results of operations would likely suffer. In that case, the trading price of our common stock could decline, and you might lose all or part of the money you paid to buy our warrants or shares.

Uncertainties Related to the MobileMedia Acquisition

Integrating the two companies presents challenges

  Arch may not be able to successfully integrate MobileMedia's operations. Any difficulties or problems encountered in the integration process could have a material adverse effect on the combined company. Even if integrated in a timely manner, there can be no assurance that Arch's operating performance after the MobileMedia acquisition will be successful or will fulfill management's objectives. Until integration is complete, the two companies will continue to operate with some autonomy. This degree of autonomy may blunt the implementation of the combined company's operating strategy.

  The combination of the two companies will require, among other things, coordination of administrative, sales and marketing, distribution and accounting and finance functions and expansion of information and management systems. The integration process could cause the interruption of the activities of the two businesses, or a loss of momentum. The difficulties of such integration may initially be increased by the necessity of coordinating geographically separate organizations and integrating personnel with disparate business backgrounds and corporate cultures. Arch may not be able to retain key employees. The process of integrating the businesses of Arch and MobileMedia may require a disproportionate amount of time and attention of Arch's management and financial and other resources of Arch and may involve other, unforeseen difficulties.

  Similar risks will attend future acquisition opportunities which Arch intends to pursue. Furthermore, no assurance can be given that suitable acquisition transactions can be identified, financed and completed on acceptable terms, or that Arch will participate in any future consolidation of the paging industry.

Disruption of MobileMedia's operations that occurred during insolvency proceedings may continue

  MobileMedia's business operations were adversely affected by difficulties in integrating the operations of certain businesses acquired in 1995 and 1996, by liquidity problems arising prior to its January 30, 1997 bankruptcy filing and by the reluctance of some customers and potential customers to do business with MobileMedia while it operated under Chapter 11. Any continued deterioration of MobileMedia's business, including the loss of significant numbers of key employees following MobileMedia's acquisition by Arch, could have material adverse effects.

Downturn in MobileMedia's units in service may continue

  Cancellation of units in service can significantly affect the results of operations of wireless messaging service providers. The sales and marketing costs associated with attracting new subscribers are substantial compared to the costs of providing service to existing customers. Because the paging business is characterized by high fixed costs, cancellations directly and adversely affect EBITDA.

  After filing for bankruptcy protection on January 30, 1997, MobileMedia experienced a significant decline in units in service. At March 31, 1999, MobileMedia had 3,106,775 units in service compared to 3,440,342 units in service at December 31, 1997. A failure to correct this cancellation trend could have a material adverse effect on the combined company.

Amortization charges may affect earnings sooner than expected

  Under purchase accounting treatment for the MobileMedia acquisition, Arch must record a substantial amount of goodwill and other intangible assets. This will result in substantial amortization charges to the consolidated income of Arch over the useful lives of such assets. Arch estimates the incremental amount of such charges to be approximately $26.0 million per year for ten years. However, actual charges could vary significantly if the underlying assets are impaired or if the useful lives of such assets are less than currently estimated.

Creditors may allege defaults

  It is possible that holders of some of Arch's outstanding indebtedness may allege that the MobileMedia acquisition constitutes either a breach or a default or a change in control of Arch entitling them to immediate repayment of their indebtedness. The magnitude of any resulting adverse consequences would depend upon, among other factors, the diligence and vigor with which debt holders may seek to assert any such rights and pursue any such remedies, and Arch's ability to prevail in its interpretation of the loan documents or otherwise resolve matters on acceptable terms.

Business and Financial Risks

Continued losses are likely

  The combined company expects to continue to report net losses for the foreseeable future and cannot predict when, if ever, it is likely to attain profitability.

  Arch and MobileMedia have reported losses in all but one of the periods shown in the table below:

                                        Year Ended December 31,
                                       ---------------------------
                                                                    Three Months
                                                                       Ended
                                                                     March 31,
                                         1996      1997     1998        1999
                                       ---------  -------  -------  ------------
      Net income (loss):                        (dollars in million)
        Arch.......................... $  (114.7) $(181.9) $(206.1)    $(49.1)
        MobileMedia................... $(1,059.9) $(124.6) $  35.6     $( 7.7)

  Furthermore, MobileMedia had net income during the year ended December 31, 1998 solely because of a $94.2 million gain on the sale of transmission towers and related equipment. After giving effect to the MobileMedia acquisition, Arch would have incurred, on a pro forma basis, losses before extraordinary item of $193.2 million for the year ended December 31, 1998 and $60.1 million for the three months ended March 31, 1999.

  For both Arch and MobileMedia, these historical net losses have resulted principally from substantial depreciation and amortization expense, primarily related to intangible assets and pager depreciation, interest expense, the impairment of long-lived assets in the case of MobileMedia and other costs of growth. Substantial and increased amounts of debt are expected to be outstanding for the foreseeable future. This will result in significant additional interest expense which could have a material adverse effect on Arch's future income or loss.

Revenues and operating results may fluctuate

  Arch believes that future fluctuations in its revenues and operating results may occur due to many factors, including competition, subscriber turnover, new service developments and technological change. Arch's current and planned debt repayment levels are, to a large extent, fixed in the short term, and are based in part on its expectations as to future revenues and cash flow growth. Arch may be unable to adjust spending in a timely manner to compensate for any revenue or cash flow shortfall. It is possible that, due to future fluctuations,

Arch's revenue, cash flow or operating results may not meet the expectations of securities analysts or investors. This may have a material adverse effect on the price of Arch's common stock. If shortfalls were to cause Arch not to meet the financial covenants contained in its debt instruments, the debtholders could declare a default and seek immediate repayment.

High degree of leverage burdens operations

  Each of Arch and MobileMedia has been highly leveraged, and the combined company expects to continue to be highly leveraged. The following table compares the total debt, total assets and latest three-month annualized adjusted EBITDA of Arch, MobileMedia and the combined company at or as of March 31, 1999.

                                                                       Pro Forma
                                                                       Combined
                                                    Arch   MobileMedia  Company
                                                  -------- ----------- ---------
                                                      (dollars in millions)
       Total debt................................ $1,038.0   $910.7    $1,349.7
       Total assets.............................. $  883.4   $554.0    $1,538.4
       Annualized adjusted EBITDA................ $  140.1   $118.5    $  258.6

  Adjusted EBITDA is not a measure defined in GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Adjusted EBITDA, as determined by Arch and MobileMedia, may not necessarily be comparable to similarly titled data of other paging companies.

  Arch's high degree of leverage may have adverse consequences for Arch. These include the following:

  . High leverage may impair or extinguish Arch's ability to obtain additional financing necessary for acquisitions, working capital, capital expenditures or other purposes on acceptable terms, if at all.

  . A substantial portion of Arch's cash flow will be required to pay interest expense; this will reduce the funds which would otherwise be available for operations and future business opportunities.

  . Arch's credit facilities and indentures contain financial and restrictive covenants; the failure to comply with these covenants may result in an event of default which could have a material adverse effect on Arch if not cured or waived.

  . Arch may be more highly leveraged than its competitors which may place it at a competitive disadvantage.

  . Arch's high degree of leverage will make it more vulnerable to a downturn in its business or the economy generally.

  . Arch's high degree of leverage may impair its ability to participate in the future consolidation of the paging industry.

There can be no assurance that Arch will be able to reduce its financial leverage as it intends, nor that Arch will achieve an appropriate balance between growth which it considers acceptable and future reductions in financial leverage. If Arch is not able to achieve continued growth in EBITDA, it may be precluded from incurring additional indebtedness due to cash flow coverage requirements under existing debt instruments.

Funding for future capital needs is not assured

  Arch's business strategy requires substantial funds to be available to finance the continued development and future growth and expansion of its operations, including possible acquisitions. Future amounts of capital required by Arch will depend upon a number of factors. These factors include subscriber growth, the type of paging devices and services demanded by customers, service revenues, technological developments, marketing and sales expenses, competitive conditions, the nature and timing of Arch's N-PCS strategy and acquisition strategies and opportunities. No assurance can be given that additional equity or debt financing will be available to Arch when needed on acceptable terms, if at all. If sufficient financing is unavailable when needed, Arch may experience material adverse effects.

Competition and technological change may undermine Arch's business

  There can be no assurance that the combined company will be able to compete successfully with current and future competitors in the paging business or with competitors offering alternative communication technologies.

 Competition may intensify and may adversely affect margins

  Arch and MobileMedia have each faced competition from other paging service providers in all markets in which they operate, including some competitors who hold nationwide licenses. Due in part to competitive conditions, monthly fees for basic paging services have generally declined in recent years. The combined company may face significant price-based competition in the future which could have a material adverse effect on its revenues and EBITDA. Some competitors possess greater financial, technical and other resources than the combined company. A trend towards increasing consolidation in the paging industry in particular and the wireless communications industry in general in recent years has led to competition from increasingly larger and better capitalized competitors. If any of such competitors were to devote additional resources to the paging business or focus on Arch's or MobileMedia's historical markets, there could be a material adverse effect on the combined company.

 New two-way paging technology may adversely affect Arch's competitive position

  Competitors are currently using and developing a variety of two-way paging technologies. Neither Arch nor MobileMedia currently provides such two-way services, other than as a reseller. Although these services generally are higher priced than traditional one-way paging services, this situation may change. Technological improvements could result in increased capacity and efficiency for two-way paging technologies and this could result in increased competition for the combined company. Future technological advances in the telecommunications industry could increase new services or products competitive with the paging services historically provided by Arch and MobileMedia. Future technological advances could also require the combined company to reduce the price of its paging services or incur additional capital expenditures to meet competitive requirements. Recent and proposed regulatory changes by the FCC are aimed at encouraging such technological advances and new services. Other forms of wireless two-way communications technology also compete with the paging services that the combined company provides. These include cellular and broadband personal communications services, which are commonly referred to as PCS, as well as specialized mobile radio services. Although these services are primarily focused on two-way voice communications, many service providers are electing to provide paging services as an adjunct to their primary services.

 Obsolescence in company-owned units may impose additional costs on Arch

  Technological change may also adversely affect the value of the paging units owned by Arch and MobileMedia that are leased to their subscribers. If Arch's or MobileMedia's current subscribers request more technologically advanced units, including two-way units, the combined company could incur additional inventory costs and capital expenditures if required to replace units leased to its subscribers within a short period of time. Such additional investment or capital expenditures could have a material adverse effect on the combined company.

Government regulation may burden operations

 Licenses may not be automatically renewed

  The combined company's FCC paging licenses are for varying terms of up to 10 years. When the licenses expire, renewal applications must receive approval from the FCC. To date, the FCC has approved each assignment and transfer of control for which Arch and MobileMedia have sought approval; however, no assurance can be given that any of the combined company's renewal applications will be free of challenge or will be granted by the FCC.

 Regulatory changes could add burdens or benefit competing technologies

  The FCC continually reviews and revises its rules affecting paging companies. Therefore, regulatory requirements that apply to the combined company may change significantly over time.

 Acquisitions of Arch's stock by foreigners could jeopordize Arch's licenses

  The Communications Act limits foreign investment in and ownership of radio common carriers licensed by the FCC, as well as their parent companies. The combined company may not have more than 25% of its stock owned or voted by aliens or their representatives, a foreign government or its representatives or a foreign corporation if the FCC finds that the public interest would be served by denying such ownership. Arch's subsidiaries that are radio common carrier licensees are subject to more stringent requirements and may have only up to 20% of their stock owned or voted by aliens or their representatives, a foreign government or their representatives or a foreign corporation. This ownership restriction is not subject to waiver. Arch's certificate of incorporation permits the redemption of shares of Arch's capital stock from foreign stockholders where necessary to protect FCC licenses held by Arch or its subsidiaries, but such a redemption would be subject to the availability of capital to Arch and any restrictions contained in applicable debt instruments and under the Delaware corporations statute. These restrictions currently would not permit any such redemptions. The failure to redeem shares promptly could jeopardize the FCC licenses held by Arch or its subsidiaries.

Arch cannot control third parties on whom Arch depends for products and services

  The combined company does not manufacture any of the paging units used in its paging operations. It is dependent primarily on Motorola and NEC America Inc. to obtain sufficient pager inventory for new subscriber and replacement needs and on Glenayre Electronics, Inc. and Motorola for sufficient terminals and transmitters to meet its expansion and replacement requirements. Significant delays in obtaining paging units, terminals or transmitters, such as MobileMedia experienced before its bankruptcy filing, could lead to disruptions in operations and adverse financial consequences. Purchase agreements with Motorola expire on June 19, 1999 and February 6, 2000. There can be no assurance that the agreements with Motorola will be renewed or, if renewed, that such agreements will be on terms and conditions as favorable to the combined company as those under the current agreements.

  The combined company relies on third parties to provide satellite transmission for some aspects of its paging services. To the extent there are satellite outages or if satellite coverage is impaired in other ways, the combined company may experience a loss of service until such time as satellite coverage is restored, which could have a material adverse effect.

Loss of key personnel could adversely impact operations

  Arch's success will depend, to a significant extent, upon the continued services of a relatively small group of executive personnel. Arch does not have employment agreements with any of its current executive officers, or maintain life insurance on their lives, although all executive officers have entered into executive retention agreements with Arch. The loss or unavailability of one or more of its executive officers or the inability to attract or retain key employees in the future could have a material adverse effect on Arch.

Divisional reorganization may not achieve objectives

  Arch is currently reorganizing its operating divisions. Once fully implemented, this divisional reorganization is expected to result in annual cost savings of approximately $15.0 million. Arch recorded a restructuring charge of $14.7 million in 1998. There can be no assurance that the expected cost savings will be achieved or that the reorganization of Arch's business will be accomplished smoothly, expeditiously or successfully. The difficulties of the divisional reorganization may be increased by the need to integrate MobileMedia's operations in many locations and to combine two corporate cultures.

Impact of the Year 2000 issue is not fully known

  The Year 2000 problem is the result of computer programs being written using two digits (rather than four) to define the applicable year. Any of the combined company's programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

  Within the next few months, the combined company must finish the process of reviewing, evaluating and, if and where necessary, modifying or replacing its computerized systems and applications to ensure that all financial, information and operating systems are Year 2000 ready. This includes both information and non-information technology systems. Any failure of systems or products to be Year 2000 ready could have a material adverse effect on the combined company's business, financial condition, results of operations or prospects.

  Although Arch and MobileMedia each began testing its internal business-related hardware and software applications in 1998, there can be no assurance that such testing has detected or will detect all applications that may be affected by Year 2000 compliance problems. The combined company's objective is to make its internal computer systems Year 2000 ready by September 30, 1999 but there can be no assurance that this objective will be met. Furthermore, it is possible that one or more mission critical vendors, such as utility providers, telephone carriers or satellite carriers, may not be Year 2000 compliant. Because of the unique nature of those vendors, alternative providers of these services may not be available. Furthermore, all pagers and paging-related equipment used by the combined company and its customers are manufactured by third parties. Although the combined company has initiated testing of such equipment, it has relied to a large extent on the representations of its vendors with respect to their readiness and cannot offer any assurance about the accuracy of its vendors' representations.

Debt instruments restrict operations

  Various debt instruments impose operating and financial restrictions on Arch. The combined company's secured credit facility requires various Arch operating subsidiaries to maintain specified financial ratios, including a maximum leverage ratio and a minimum fixed charge coverage ratio. In addition, the secured credit facility limits or restricts, among other things, the operating subsidiaries' ability to:

  . declare dividends or redeem or repurchase capital stock;

  . prepay, redeem or purchase debt;

  . incur liens and engage in sale/leaseback transactions;

  . make loans and investments;

  . incur indebtedness and contingent obligations;

  . amend or otherwise alter debt instruments and other material agreements;

  . engage in mergers, consolidations, acquisitions and asset sales;

  . engage in transactions with affiliates; and

  . alter its lines of business or accounting methods.

  Other debt instruments limit, among other things:

  . the incurrence of additional indebtedness by Arch and its subsidiaries;

  . the payment of dividends and other restricted payments by Arch and its subsidiaries;

  . asset sales;

  . transactions with affiliates;

  . the incurrence of liens; and

  . mergers and consolidations.

  The combined company's ability to comply with such covenants may be affected by events beyond its control, including prevailing economic and financial conditions. A breach of any of these covenants could result in a default under the secured credit facility and/or other debt instruments. Upon the occurrence of an event of default, the creditors could elect to declare all amounts outstanding to be immediately due and payable, together with accrued and unpaid interest. If Arch were unable to repay any such amounts, the secured creditors could proceed against the collateral securing a portion of the indebtedness. If the lenders under the secured credit facility or other debt instruments accelerated the payment of such indebtedness, there can be no assurance that the assets of Arch would be sufficient to repay in full such indebtedness and other indebtedness of Arch. In addition, because the secured credit facility and other debt instruments limit Arch's ability to engage in certain transactions except under certain circumstances, Arch may be prohibited from entering into transactions that could be beneficial to Arch.

Risks Related to Shares, Warrants and Warrant Exercises

Warrant exercise will result in dilution to you

  The exercise price per warrant currently exceeds the net tangible book value per share of common stock, which is a negative number. Accordingly, you will experience immediate and substantial dilution if you exercise warrants under current conditions. See "Dilution".

Trading prices may be volatile

  The market price of Arch's common stock has been experiencing significant fluctuation and has declined materially since 1996. Between January 1, 1998 and June 30, 1999, the reported sale price of common stock on the Nasdaq National Market has ranged from a high of $20.8125 per share in June 1998 to a low of $2.0625 per share in October 1998. The trading price of common stock following the MobileMedia acquisition will likely be affected by numerous factors. These include the risk factors set forth in this prospectus, as well as prevailing economic and financial trends and conditions in the public securities markets. Share prices of paging companies such as Arch have exhibited a high degree of volatility during recent periods. Shortfalls in revenues or EBITDA from the levels anticipated by the public markets could have an immediate and significant adverse effect on the trading price of Arch's common stock in any given period. Shortfalls may result from events that are beyond Arch's immediate control and can be unpredictable. The trading price of Arch's shares may also be affected by developments which may not have any direct relationship with Arch's business or long-term prospects. These include reported financial results and fluctuations in trading prices of the shares of other publicly held companies in the paging industry generally.

Shares eligible for future sale may depress market price of common stock

  On June 30, 1999, 48.1 million shares of common stock were issued and outstanding. In addition, 1.8 million shares of common stock are issuable upon conversion of convertible securities and 16.1 million shares of common stock are issuable upon exercise of the warrants. The issuance of these shares of common stock, together with the issuance of up to 2.8 million shares of common stock currently authorized for issuance under Arch compensation plans, will substantially dilute the proportionate equity interests of the holders of the common stock. No prediction can be made as to the effect, if any, that future sales of common stock, or the availability of shares for future sales, will have on the market price of the common stock prevailing from time to time. Sales of substantial amounts of common stock, including shares issued upon exercise of warrants or options, or the perception that such sales could occur, could depress prevailing market prices of common stock.

It may become impossible to exercise warrants

  A current prospectus covering the shares issuable upon exercise of the warrants must be in effect before Arch may accept warrant exercises. There can be no assurance that Arch will be able to have a current prospectus in effect if this prospectus ceases to be current.

There is no established trading market for warrants

  The warrants will not be traded on the Nasdaq system, and we cannot predict how much interest or sales volume there will be. Purchases and sales of warrants may be very sporadic.

Charter provisions may impede takeovers of Arch

  Arch's certificate of incorporation and by-laws provide for a classified board of directors, the issuance of "blank check" preferred stock whose terms may be fixed by Arch's board of directors without further stockholder approval, a prohibition on stockholder action by written consent in lieu of a meeting and certain procedural requirements governing stockholder meetings. Arch also has a stockholders rights plan. In addition, Section 203 of the Delaware corporations statute will, with certain exceptions, prohibit Arch from engaging in any business combination with any "interested stockholder" for a three-year period after such stockholder becomes an interested stockholder. Such provisions may have the effect of delaying, making more difficult or preventing a change in control or acquisition of Arch even though such a transaction might be beneficial to Arch's stockholders.

                         FORWARD-LOOKING STATEMENTS

  This prospectus contains forward-looking statements that are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. You should consider any statements that are not statements of historical fact to be forward-looking statements. These include statements to the effect that Arch or its management or board of directors "believe", "expect", "anticipate", "plan" and similar expressions. A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statements. See "Risk Factors". Arch undertakes no obligation to update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                                    DILUTION

  The following table illustrates the per share dilution for shares purchased through the exercise of warrants. Dilution is determined by subtracting pro forma net tangible book value per share after the MobileMedia acquisition and related transactions from the warrant exercise price per share.

  Arch currently has a negative tangible net worth. The tangible net book value of the outstanding shares of Arch's common stock as of March 31, 1999 was a negative $836.6 million or a negative $93.39 per share. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of common stock outstanding, assuming the conversion of all outstanding convertible securities at conversion rates currently in effect. After giving effect to the MobileMedia acquisition, including the sale by Arch of 36,207,265 shares of common stock and Class B common stock for gross proceeds of $217.2 million and the issuance of an additional 4,781,656 shares of common stock to unsecured creditors of MobileMedia, the exercise of one warrant for one share would result in the pro forma net tangible book value of Arch as of March 31, 1999 being a negative $965.8 million, or a negative $19.35 per share. This represents an immediate and substantial dilution of $28.38 per share from the warrant exercise price. For purposes of illustration, we have assumed the exercise of one warrant for one share because that assumption results in the maximum amount of dilution per share. The exercise of additional warrants would increase net tangible book value so that dilution per share would be less than $28.38 per share.

       Warrant exercise price.........................................   $ 9.03
         Net tangible book value per share before MobileMedia
          acquisition and related transactions...............  $ (93.39)
         Increase per share attributable to the MobileMedia
          acquisition and related transactions...............     74.04
                                                               --------
       Pro forma net tangible book value per share after MobileMedia
          acquisition and related transactions........................   (19.35)
                                                                         ------
       Dilution to persons exercising warrants........................   $28.38
                                                                         ======

                                USE OF PROCEEDS

  The maximum proceeds that Arch will receive from any exercises of warrants will be $145,262,398.33 if all the warrants are exercised. Arch expects to use substantially all of any such proceeds for general corporate purposes, including working capital and repayment of debt.

                            DESCRIPTION OF WARRANTS

  In connection with the MobileMedia acquisition, Arch has issued:

  . warrants to acquire up to 1,225,220 shares of common stock to the standby purchasers and

  . warrants to acquire up to 14,861,425 shares of common stock to persons who were holders of record of common stock and Series C preferred stock on January 27, 1999.

  Each warrant represents the right to purchase one-third of one share of common stock. The warrant exercise price of $3.01 per warrant ($9.03 per share) is equal to the amount that would result at September 1, 2001 from an investment of $2.00 made upon consummation of the MobileMedia acquisition on June 3, 1999, assuming a 20% per annum internal rate of return. This exercise price was determined by negotiations between Arch and MobileMedia.

  Each warrant will be evidenced by a warrant certificate, and will be subject to its terms. This includes any warrants that may be issued upon partial exercise, replacement, or transfer of outstanding warrants. Arch has entered into a warrant agreement with The Bank of New York, as warrant agent. The warrant agreement governs the terms relating to the issuance, form, registration, exercise, transfer and exchange of warrants, as well as adjustment provisions. The warrant agent will keep books for registration and transfer of the warrant certificates issued by Arch. Arch and the warrant agent will be entitled to treat the registered holder of any warrant certificate as the sole owner of the warrants represented by the warrant certificate for all purposes and will not be bound to recognize any equitable or other claim or interest in the warrants on the part of any other person.

  Warrants may be exercised by their holders, in whole or in part, at any time and from time to time prior to 5:00 p.m., New York City time, on September 1, 2001. However, holders will be able to exercise their warrants only if

  . a current registration statement under the Securities Act is then in effect and Arch has delivered to each person exercising a warrant a current prospectus meeting the requirements of the Securities Act, or

  . the exercise of the warrants is exempt from the registration requirements of the Securities Act, and the shares underlying the warrants are qualified for sale or exempt from qualification under the applicable securities laws of the states of residence of the holder of the warrants to be exercised and any other persons to whom it is proposed that the shares be issued upon exercise of the warrants.

  The warrant exercise price or the number of shares purchasable upon exercise of the warrants will be subject to adjustment from time to time upon the occurrence of stock dividends, stock splits, reclassifications, issuances of stock or options at prices below prevailing market prices and other events described in the warrant agreement. Arch may irrevocably reduce the warrant exercise price for any period of at least 20 calendar days to any amount that exceeds the par value of common stock. Warrant holders will not receive fractional shares or fractional interests in any other securities upon the exercise of warrants. Instead, the warrant holder will receive cash based upon an appropriate fraction of the then prevailing market price per share of common stock. Arch will deliver to warrant holders copies of its annual report and the same other information, documents, and other reports as Arch is required to file with the SEC and furnishes to its stockholders.

                  MARKET PRICE INFORMATION AND DIVIDEND POLICY

  Arch's common stock has traded on the Nasdaq National Market under the symbol "APGR" since January 1992. The following table sets forth for the periods indicated the high and low reported sale prices per share of common stock on the Nasdaq National Market:

                                                                 High     Low
                                                               -------- --------
        Fiscal 1997
          First Quarter....................................... $30.00   $11.25
          Second Quarter...................................... $25.125  $11.25
          Third Quarter....................................... $28.50   $17.625
          Fourth Quarter...................................... $27.375  $12.375
        Fiscal 1998
          First Quarter....................................... $18.375  $ 9.00
          Second Quarter...................................... $20.8125 $10.50
          Third Quarter....................................... $15.00   $ 5.0625
          Fourth Quarter ..................................... $ 5.4375 $ 2.0625
        Fiscal 1999
          First Quarter ...................................... $ 7.5    $ 3.1875
          Second Quarter ..................................... $ 11.625 $ 3.375

  On June 30, 1999, there were outstanding 42,700,521 shares of common stock held by approximately 190 stockholders of record, 5,360,261 shares of Class B common stock held by approximately 4 stockholders of record and 250,000 shares of Series C preferred stock held by 9 stockholders of record. The number of record holders may not be indicative of the number of beneficial holders because many shares are held by depositaries, brokers or other nominees.

  Neither Arch nor MobileMedia's former parent company has ever declared or paid any cash dividends on its common stock. Arch anticipates that substantially all of its earnings in the foreseeable future will be used to finance the continued growth and development of its business and has no current intention to pay cash dividends. Arch's future dividend policy will depend on its earnings, capital requirements and financial condition, as well as requirements of its financing agreements and other factors that Arch's board of directors considers relevant. Arch's secured credit facility prohibits declaration or payment of cash dividends to Arch stockholders without the written consent of a majority of the lenders. The terms of other outstanding indebtedness only permit the declaration or payment of cash dividends if specified leverage and cash flow requirements are met. Arch does not currently meet these requirements. In addition, the terms of Arch's outstanding Series C preferred stock generally prohibit the payment of cash dividends on common stock unless all accrued dividends due on to the Series C preferred stock have been paid in full.

                              PLAN OF DISTRIBUTION

Exercises of Warrants

  The warrants entitle their holders to purchase up to a total of 16,086,643 shares of newly issued common stock from Arch for a warrant exercise price of $9.03 per share in cash. The warrants are exercisable immediately and will expire at 5:00 p.m., New York City time, on September 1, 2001. Any warrants which remain unexercised at such time will no longer be exercisable.

Method of Exercise of Warrants

  You may exercise warrants by filling in and signing the exercise notice which is attached to the warrant certificate and either mailing or hand-delivering the warrant certificate and the exercise notice to the warrant agent, together with payment as described below under "--Payment for Shares". You may also exercise warrants through a broker or other nominee if your warrants are held in such broker's or nominee's name. Such brokers or nominees may charge a servicing fee for exercising such warrants for you.

  Completed exercise notices must be received by the warrant agent prior to 5:00 p.m., New York City time, on September 1, 2001. The warrant certificate, duly executed exercise notice and payment should be delivered to the offices of the warrant agent by one of these two methods:

  (1)By mail:
     The Bank of New York
     101 Barclay Street
     New York, New York 10286
     Attention: Reorganization Department

  (2)By Hand, Express Mail or Overnight Courier:
     The Bank of New York
     101 Barclay Street
     New York, New York 10286
     Attention: Reorganization Department

  Signatures on exercise notices must correspond exactly to the names as written on the face of the warrant certificate. Signatures must be guaranteed by an "eligible guarantor institution" meeting the requirements of the warrant agent, which requirements include membership or participation in the Security Transfer Agent Medallion Program or STAMP program or such other "signature guarantee program" as may be determined by the warrant agent in addition to, or in substitution for, STAMP, all in accordance with the Exchange Act.

  No fractional shares will be issued upon the exercise of warrants. Instead, you will receive cash based upon an appropriate fraction of the then prevailing market price per share of common stock.

Payment for Shares

  Holders of warrants who choose to buy shares of common stock must make payment in the form of cash, certified check, bank cashier's check or wire transfer in immediately available funds to an account designated by the warrant agent. To be accepted, payment, together with the executed warrant certificate and exercise notice, must be received by the warrant agent, prior to 5:00 p.m., New York City time, on September 1, 2001.

  A payment pursuant to this method must be in United States dollars. Payment must be payable to Arch Communications Group, Inc., and must accompany an executed exercise notice. Arch will not accept surrender of Arch stock certificates as a means of payment for shares.

  Issuance and delivery of certificates for the shares purchased are subject to collection of any certified checks or bank cashier's checks. Payment of the warrant exercise price will be deemed to have been received by the warrant agent only upon receipt by the warrant agent of any certified check or wire transfer.

  Holders who hold warrants for the account of others, such as brokers, trustees or depositaries for securities, should notify the beneficial owners of such warrants to ascertain their intentions and to obtain instructions with respect to the warrants. If the beneficial owner so instructs, the record holder of such warrants should complete exercise notices and submit them to the warrant agent with the proper payment. In addition, if you beneficially own warrants through such a record holder, you should contact the holder and request the holder to deal with your warrants in accordance with your instructions.

  Please read the instructions accompanying the exercise notice carefully and follow them exactly. Do not send warrant certificates, exercise notices or payments to Arch.

  The method of delivery of exercise notices and payment of the warrant exercise price to Arch will be at your risk. If you send by mail, Arch recommends that you use registered mail, properly insured, with return receipt requested, and that you allow a sufficient number of days to ensure delivery to the warrant agent and clearance of payment prior 5:00 p.m., New York City time, on September 1, 2001.

  All questions concerning the timeliness, validity, form and eligibility of any exercise of warrants will be determined by Arch. Arch's determination will be final and binding. Arch, in its sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any warrant. Warrant exercises will not be considered to have been received or accepted until all irregularities have been waived or cured within such time as Arch determines in its sole discretion. Neither Arch nor the warrant agent will be under any duty to give you notification of any defect or irregularity in connection with the submission of exercise notices or incur any liability for failure to give such notification.

  Certificates representing shares of common stock purchased will be delivered to the purchaser within 10 business days after the exercise.

  You will be deemed to have exercised the maximum number of warrants that could be exercised for the amount of the payment that you delivered if (1) the number of warrants being exercised is not specified on an exercise notice or
(2) the payment delivered is not sufficient to pay the full aggregate warrant exercise price for all shares stated to be exercised for. If the payment that you delivered exceeds the aggregate warrant exercise price for the number of warrants evidenced by your exercise notice, any excess payment will be returned to you as soon as practicable by mail, without interest or deduction.

  Please direct to Arch any questions or requests for assistance concerning the method of exercising warrants or requests for additional copies of this prospectus or the instructions:

                            Arch Communications Group, Inc.
                            1800 West Park Drive, Suite 250
                            Westborough, Massachusetts 01581
                            Attention: Investor Relations
                            Telephone (508) 870-6700

Transfer of Warrants

  Warrants may be purchased or sold in public or private transactions. The warrants are quoted for trading on the Nasdaq National Market.

  You may transfer all of the warrants evidenced by a single warrant certificate by endorsing the warrant certificate for transfer in accordance with the instructions. You may transfer a portion of the warrants evidenced by a single warrant certificate by delivering to the warrant agent the warrant certificate properly endorsed for transfer with instructions to register the specified portion of the warrants in the name of the transferee, and to issue a new warrant certificate to the transferee evidencing such transferred warrants. In such event, the warrant agent will issue a new warrant certificate evidencing the balance of the warrants to you or, if you so instruct, to an additional transferee.

  If you wish to sell all or a portion of your warrants, you should allow a sufficient amount of time prior to September 1, 2001 for (1) the transfer instructions to be received and processed by the warrant agent and (2) a new warrant certificate for the transferred warrants to be issued and transmitted to the transferee or transferee's designee and to you with respect to retained warrants, if any. Neither Arch nor the warrant agent shall have any liability to a transferee or transferor if warrant certificates are not received in time for exercise or sale prior to the expiration date of the warrants.

  Except for fees charged by the warrant agent, which will be paid by Arch as described below, all commissions, fees and other expenses including brokerage commissions and transfer taxes incurred in connection with the purchase, sale or exercise of warrants will be for the account of the transferor of the warrants. None of such commissions, fees or expenses will be paid by Arch or the warrant agent.

Procedures for Book Entry-Transfer Facility Participants

  Arch anticipates that the warrants will be eligible for transfer through the facilities of Depository Trust Company, and that the exercise of the warrants may be effected through such facilities.

Dilution

  The subscription price per warrant currently exceeds the net tangible book value per share of common stock, which is a negative number. Accordingly, you will experience immediate and substantial dilution if you exercise warrants under current conditions.

Use of Proceeds

  Substantially all of the proceeds of warrant exercise will be used for general corporate purposes, including working capital and repayment of debt.

No Revocation

  After you have exercised a warrant, you cannot revoke your exercise.

Foreign and Certain Other Holders

  Warrant certificates will not be mailed to persons whose addresses are outside the United States, but will be held by the warrant agent for each such holder's account. To exercise their warrants, foreign persons must notify the warrant agent prior to 5:00 p.m., New York time, on September 1, 2001. All warrants will expire at that time.

Material Federal Income Tax Consequences

  The following discussion is based on provisions of the Internal Revenue Code, applicable Treasury Regulations, judicial authority and administrative rulings and practice, all as of the date of this prospectus. The IRS is not precluded from adopting a contrary position. In addition, there can be no assurance that future legislative, judicial or administrative changes or interpretations will not adversely affect the accuracy of the statements and conclusions set forth in this prospectus. Any such changes or interpretations could be applied retroactively and could affect the tax considerations discussed in this prospectus. Arch has not sought and will not seek an opinion of counsel or a ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion, and there can be no assurance that the IRS will agree with such statements and conclusions.

  This summary deals only with holders that will hold warrants and shares as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code. This summary does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks and other financial institutions; tax-exempt entities; insurance companies; traders or dealers in securities or currencies; custodians, nominees or similar financial intermediaries holding warrants and shares for others; persons that will hold warrants and shares as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes; or persons that have a "functional currency" other than the United States dollar. Accordingly, investors considering the exercise or purchase of warrants or the resale of warrants or common stock should consult their own tax advisors with respect to the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

  Holders of warrants generally will not recognize any gain or loss upon exercise, except to the extent of any cash paid instead of fractional shares of common stock. A holder's tax basis in the common stock received upon exercise of a warrant will be the exercise price paid plus the holder's basis in the warrant. The holding period for the new common stock will begin on the day the warrant is exercised. Upon the expiration of an unexercised warrant, the holder will recognize loss equal to his adjusted tax basis for the warrant. Such loss will be long-term capital loss if the warrant has been held for more than one year. Generally, a holder of warrants or common stock acquired by exercise of warrants will recognize gain or loss upon the sale or other disposition of the warrants or common stock in an amount equal to the difference between the amount realized on the sale and the holder's adjusted tax basis for the warrants or common stock. Gains or losses from the sale or other disposition of warrants or common stock will generally constitute long-term capital gains or long-term capital losses if the warrants or common stock have been held for more than one year.

Warrant Agent; Fees

  Arch has appointed The Bank of New York as warrant agent. For its services in processing the exercise of warrants, the warrant agent will receive a fee from Arch estimated to be $7,500 per year and reimbursement for all out-of-pocket expenses relating to processing the warrants. The warrant agent is also Arch's transfer agent and registrar. Arch has not employed any brokers, dealers or underwriters in connection with the solicitation of warrant exercises. Except as described above, no other commissions, fees or discounts will be paid in connection with such solicitation. Certain directors and officers of Arch may answer questions or solicit responses from holders of warrants, but such directors and officers will not receive any commissions or compensation for such services other than their normal employment compensation.

Resales of Warrants and Shares

  We are registering a maximum of 47,872,247 shares and 3,675,659 warrants on behalf of the selling stockholders. All of the shares either were originally issued by us or will be issued by us upon exercise of warrants. We issued the warrants in connection with the MobileMedia acquisition. The selling stockholders named in the table below may sell the shares and/or warrants from time to time. Additional selling stockholders may include pledgees, donees, transferees or other successors-in-interest selling shares and/or warrants received from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus. All of these selling stockholders will act independently of Arch in making decisions with respect to the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price of common stock, or in negotiated transactions. The selling stockholders may effect such transactions by selling the shares and/or warrants to or through broker-dealers or directly to purchasers, in the event of a private sale. Common stock may be offered in any manner permitted by law, including through underwriters, licensed brokers, dealers or agents, and directly to one or more purchasers. Shares and/or warrants may be sold by one or more of the following methods or by a combination of the following methods:

  . sales to underwriters who will acquire shares of common stock for their own account and resell them in one or more transactions at fixed prices or at varying prices determined at time of sale;

  . a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  . purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

  . an over-the-counter or exchange distribution in accordance with the rules of the Nasdaq National Market or any stock exchange;

  . ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

  . privately negotiated transactions, which may include sales directly to institutions.

  To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

  The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares and/or warrants or otherwise. In these transactions, broker-dealers may engage in short sales of the shares and/or warrants in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell shares and/or warrants short and redeliver the shares and/or warrants to close out short positions. The selling stockholders may enter into option transactions or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares and/or warrants. The broker-dealer may then resell or otherwise transfer such shares and/or warrants pursuant to this prospectus. The selling stockholders also may loan or pledge the shares and/or warrants to a broker-dealer. The broker-dealer may sell the shares and/or warrants that are loaned, or upon a default the broker-dealer may sell the pledged shares and/or warrants pursuant to this prospectus.

  Broker-dealers or agents may receive compensation in the form of commissions, underwriting discounts or concessions from selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares and/or warrants for whom they act as agents or to whom they sell as principals, or both. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act in connection with sales of the shares and/or warrants. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act or Section 4(1) of the Securities Act may be sold under Rule 144 or Section 4(1) rather than pursuant to this prospectus. The selling stockholders have advised Arch that, as of the date of this prospectus, they have not entered into agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities.

  The shares and/or warrants will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares and/or warrants may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

  Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares and/or warrants may not simultaneously engage in market making activities with respect to common stock for a specified period prior to the commencement of such distribution. In addition, each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M. These provisions may limit the timing of purchases and sales of shares of common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

  We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act upon being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through an underwritten offering, block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

  . the name of each such selling stockholder and of the participating broker-dealer(s);

  .  the number of shares and/or warrants involved;

  .  the price at which such shares and/or warrants were sold;

  . the commissions paid or underwriting discounts or concessions allowed to such broker-dealer(s), where applicable;

  . a representation that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

  .  other facts material to the transaction.

  We will bear all costs, expenses and fees in connection with the registration of the shares and warrants. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares and/or warrants. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares and/or warrants against specified liabilities, including liabilities arising under the Securities Act. The selling stockholders have agreed to indemnify specified persons, including broker-dealers and agents, against specified liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

                              SELLING STOCKHOLDERS

  The following table sets forth the number of shares and warrants owned by each of the selling stockholders. None of the selling stockholders has had a material relationship with Arch, MobileMedia or any other Arch affiliate, within the past three years other than as a result of the ownership of shares, warrants or other securities of Arch, except as set forth in the table below or as otherwise disclosed in this prospectus. No estimate can be given as to the amount of shares and/or warrants that will be held by the selling stockholders after completion of this offering because the selling stockholders may offer all or some of the shares and warrants and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares and warrants. The shares and warrants offered by this prospectus may be offered from time to time by the selling stockholders named below.

                                                    Percent of    Number of Securities
                             Number of Securities   Outstanding   Registered for Sale
Name of Selling Stockholder   Beneficially Owned    Securities         Hereby (1)
---------------------------  -------------------- --------------- --------------------
                               Shares   Warrants  Shares Warrants   Shares   Warrants
                             ---------- --------- ------ -------- ---------- ---------
The President and Fellows     2,048,286   295,748   4.3%    *      2,048,286   295,748
of Harvard College (2)
c/o Whippoorwill
Associates, Incorporated
11 Martine Avenue, White
Plains, NY 10606
Attn: Shelley F. Greenhaus
The Rockefeller Foundation      798,984   154,274   1.7%    *        798,984   154,274
(2)
c/o Whippoorwill
Associates, Incorporated
11 Martine Avenue, White
Plains, NY 10606
Attn: Shelley F. Greenhaus
Vega Partners, L.P. (2)         296,013       --    *      --        296,013       --
c/o Whippoorwill
Associates, Incorporated
11 Martine Avenue, White
Plains, NY 10606
Attn: Shelley F. Greenhaus
Vega Partners II, L.P. (2)      782,679   173,674   1.6%    *        782,679   173,674
c/o Whippoorwill
Associates, Incorporated
11 Martine Avenue, White
Plains, NY 10606
Attn: Shelley F. Greenhaus
Vega Partners III, L.P. (2)   1,996,880   293,240   4.2%    *      1,996,880   293,240
c/o Whippoorwill
Associates, Incorporated
11 Martine Avenue, White
Plains, NY 10606
Attn: Shelley F. Greenhaus
Vega Partners IV, L.P. (2)    1,365,135   257,080   2.8%    *      1,365,135   257,080
c/o Whippoorwill
Associates, Incorporated
11 Martine Avenue, White
Plains, NY 10606
Attn: Shelley F. Greenhaus
Vega Offshore Fund Ltd. (2)     343,063   145,037   *       *        343,063   145,037
c/o Whippoorwill
Associates, Incorporated
11 Martine Avenue, White
Plains, NY 10606
Attn: Shelley F. Greenhaus
Saranac Investors, L.P. (2)      33,427       --    *      --         33,427       --
c/o Whippoorwill
Associates, Incorporated
11 Martine Avenue, White
Plains, NY 10606
Attn: Shelley F. Greenhaus
Whippoorwill Profit Sharing      12,967       660   *       *         12,967       660
Plan (2)
c/o Whippoorwill
Associates, Incorporated
11 Martine Avenue, White
Plains, NY 10606
Attn: Shelley F. Greenhaus
The Northwestern Mutual       3,243,629   622,631   6.7%   1.3%    3,243,629   622,631
Life Insurance Company(3)
Credit Suisse First Boston    6,637,451    29,309  13.8%    *      6,637,451    29,309
Corporation
W.R. Huff Asset Management    8,834,357 1,704,006  18.4%   3.5%    8,834,357 1,704,006
Co., L.L.C.(4)
                             ---------- ---------  ----    ---    ---------- ---------
    Total..................  26,392,871 3,675,659                 26,392,871 3,675,659
                             ========== =========  ====    ===    ========== =========

--------
 * Represents beneficial ownership of less than 1%.

(1) This registration statement also shall cover any additional shares of common stock which become issuable in connection with the shares and/or warrants registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of Arch's outstanding shares of common stock.

(2) Whippoorwill Associates, Inc. has discretionary authority and acts as general partner or investment manager for various limited partnerships, a limited liability company, a trust and third party accounts with respect to such shares and warrants.

(3) Of the 3,243,629 shares, 2,473,762 shares are held by The Northwestern Mutual Life Insurance Company, 600,324 shares are held in The Northwestern Mutual Life Insurance Company Group Annuity Separate Account (as to which The Northwestern Mutual Life Insurance Company has shared voting and investment power), and 169,543 shares are held by the High Yield Bond Portfolio of Northwestern Mutual Series Fund, Inc., a wholly-owned subsidiary of The Northwestern Mutual Life Insurance Company and a registered investment company. Northwestern Mutual Investment Services, LLC, a wholly-owned subsidiary of The Northwestern Mutual Life Insurance Company and a registered investment adviser, serves as investment adviser to the High Yield Bond Portfolio of Northwestern Mutual Series Fund, Inc. Of the 622,631 warrants, 474,861 warrants are held by The Northwestern Mutual Life Insurance Company, 115,084 warrants are held by The Northwestern Mutual Life Insurance Company Group Annuity Separate Account (as to which The Northwestern Mutual Life Insurance Company has shared voting and investment power), and 32,686 warrants are held by the High Yield Bond Portfolio of Northwestern Mutual Series Fund, Inc.

(4) Of the 8,834,357 shares and 1,704,006 warrants, 7,528,219 shares and 1,704,006 warrants are managed by W.R. Huff on behalf of various discretionary accounts and 1,306,138 shares are held by the Huff Alternative Income Fund, L.P., an affiliate of W.R. Huff.

                                 LEGAL MATTERS

  The validity of the securities offered by Arch hereby will be passed upon for Arch by Hale and Dorr LLP, 60 State Street, Boston, Massachusetts.

                                    EXPERTS

  The financial statements of Arch included in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports which are included in this prospectus in reliance upon their authority as experts in accounting and auditing in giving those reports.

  The consolidated financial statements of MobileMedia at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, appearing in Arch Communication Group, Inc.'s Current Report on Form 8-K/A dated June 3, 1999 filed with the Securities and Exchange Commission on June 24, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about MobileMedia's ability to continue as a going concern as described in Note 1 of MobileMedia's notes to the consolidated financial statements) included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

  The descriptions of the regulatory requirements under the Communications Act and associated regulations set forth under "Risk Factors--Government regulation may burden operations" and under "Industry Overview--Regulation" in the information that is incorporated by reference into this prospectus, except for matters that are unique to MobileMedia, have been included under the authority of Wilkinson, Barker, Knauer LLP, as experts in telecommunications law. FCC matters unique to MobileMedia included in the description of these regulatory requirements have been included under the authority of Wiley, Rein & Fielding as experts in telecommunications law. Stockholders of Arch should not rely on Wilkinson, Barker, Knauer LLP or Wiley, Rein & Fielding with respect to any other matters.

                      WHERE YOU CAN FIND MORE INFORMATION

  Arch files reports, proxy statements and other information with the SEC as required by the Exchange Act.

  MobileMedia Communications, Inc. and MobileMedia Corporation were also subject to the informational requirements of the Exchange Act but filed only limited reports after the commencement of their bankruptcy proceedings in January 1997. Financial statements included in MobileMedia Communications, Inc. and MobileMedia Corporation's periodic reports from February 1997 through June 1998 were not prepared in accordance with generally accepted accounting principles due to those companies' inability at the time of such filings to determine the amount of an impairment loss related to long-lived assets pursuant to Financial Accounting Standard No. 121. Those financial statements are unaudited and have been revised periodically based on subsequent determinations of changes in facts and circumstances impacting previously filed unaudited financial statements. The audited financial statements of MobileMedia contained in Arch's filings under the Exchange Act that are incorporated by reference into this prospectus reflect adjustments from the unaudited statements, including an impairment adjustment of $792.5 million recorded as of December 31, 1996.

  You can find, copy and inspect information filed by Arch and, to the extent available, by MobileMedia Communications, Inc. and MobileMedia Corporation with the SEC at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can obtain copies of information filed by Arch with the SEC at prescribed rates by writing to the SEC's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. You can review Arch's, MobileMedia Communications, Inc. and MobileMedia Corporation's electronically filed reports, proxy and information statements on the SEC's world wide web site at http://www.sec.gov. Arch's common stock trades on the Nasdaq National Market under the symbol "APGR". Therefore, you can inspect reports, proxy statements and other information concerning Arch at the offices of the National Association of Securities Dealers, Inc., Market Listing Section, 1735 K Street, N.W., Washington, D.C. 20006. Arch maintains a World Wide Web site at http://www.arch.com. Arch's web site is not a part of this prospectus.

  Arch has filed with the SEC a registration statement on Form S-4 under the Securities Act to register the stock and warrants. The term "registration statement" includes all amendments, exhibits, annexes and schedules. This prospectus does not contain all the information you can find in the registration statement or the exhibits and schedules to the registration statement. For further information about Arch, MobileMedia Communications, Inc., MobileMedia Corporation and Arch's common stock, please refer to the registration statement, including its exhibits and schedules. You may inspect and copy the registration statement, including exhibits and schedules, as described above. Statements contained in this prospectus about the contents of any contract or other document are not necessarily complete, and we refer you, in each case, to the copy of such contract or other document filed as an exhibit to the registration statement.

  You may request a copy of Arch's and MobileMedia's filings with the SEC, at no cost, by writing or telephoning Arch at the following address:

                            Arch Communications Group, Inc.
                            1800 West Park Drive, Suite 250
                            Westborough, Massachusetts 01581
                            Attention: Investor Relations
                            Telephone (508) 870-6700

                    INCORPORATION OF DOCUMENTS BY REFERENCE

  Some of the information that you may want to consider in deciding whether to exercise warrants or purchase warrants or shares is not physically included in this prospectus, but rather is "incorporated by reference" to documents that Arch previously filed with the SEC. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. The following Arch documents filed with the SEC are incorporated by reference in this prospectus.

1. Annual Report on Form 10-K for the fiscal year ended December 31, 1998;

2. Quarterly Report on Form 10-Q for the quarter ended March 31, 1999;

3. Current Reports on Form 8-K filed June 16 and August 6, 1999; and

4. The description of Arch's capital stock contained in Arch's Current Report on Form 8-K dated June 28, 1999.

  All documents and reports filed by Arch pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus are also incorporated by reference in this prospectus and will be deemed a part of this prospectus from the dates of filing of such documents or reports.

  Statements contained in documents incorporated or deemed to be incorporated by reference will modify statement in any other subsequently filed documents to the extent the new information differs from the old information. Any statements modified or superseded will no longer constitute a part of this in their original form.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Arch Communications Group, Inc. and Subsidiaries

Consolidated Balance Sheets as of December 31, 1997 and 1998 and March
 31, 1999 (unaudited)....................................................   F-3

Consolidated Statements of Operations for Each of the Three Years in the
 Period Ended December 31, 1998 and for the Three Months Ended March 31,
 1998 and 1999 (unaudited)...............................................   F-4

Consolidated Statements of Stockholders' Equity (Deficit) for Each of the
 Three Years in the Period Ended December 31, 1998 and for the Three
 Months Ended March 31, 1999 (unaudited).................................   F-5

Consolidated Statements of Cash Flows for Each of the Three Years in the
 Period Ended December 31, 1998 and for the Three Months Ended March 31,
 1998 and 1999 (unaudited)...............................................   F-6

Notes to Consolidated Financial Statements...............................   F-7

MobileMedia Communications, Inc. and Subsidiaries

Report of Independent Auditors...........................................  F-21

Consolidated Balance Sheets as of December 31, 1997 and 1998 and March
 31, 1999 (unaudited)....................................................  F-22

Consolidated Statements of Operations for Each of the Three Years in the
 Period Ended December 31, 1998 and for the Three Months Ended March 31,
 1998 and 1999 (unaudited)...............................................  F-23

Consolidated Statement of Changes in Stockholders' Equity (Deficit) for
 Each of the Three Years in the Period Ended December 31, 1998 and for
 the Three Months Ended March 31, 1999 (unaudited).......................  F-24

Consolidated Statements of Cash Flows for Each of the Three Years in the
 Period Ended December 31, 1998 and for the Three Months Ended March 31,
 1998 and 1999 (unaudited)...............................................  F-25

Notes to Consolidated Financial Statements...............................  F-26

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Arch Communications Group, Inc.:

  We have audited the accompanying consolidated balance sheets of Arch Communications Group, Inc. (a Delaware corporation) (the "Company") and subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements, based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arch Communications Group, Inc. and subsidiaries as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Boston, Massachusetts
February 24, 1999 (except with respect to the matters discussed in Note 12, as to which the date is June 28, 1999)

                        ARCH COMMUNICATIONS GROUP, INC.

                          CONSOLIDATED BALANCE SHEETS
                      (in thousands, except share amounts)

                                                 December 31,
                                             ---------------------   March 31,
                                                1997       1998        1999
                   ASSETS                    ----------  ---------  -----------
                                                                    (unaudited)
Current assets:
  Cash and cash equivalents................. $    3,328  $   1,633  $   12,102
  Accounts receivable (less reserves of
   $5,744, $6,583 and $6,173 in 1997, 1998
   and 1999, respectively)..................     30,147     30,753      30,757
  Inventories...............................     12,633     10,319       9,803
  Prepaid expenses and other................      4,917      8,007       9,348
                                             ----------  ---------  ----------
    Total current assets....................     51,025     50,712      62,010
                                             ----------  ---------  ----------
Property and equipment, at cost:
  Land, buildings and improvements..........     10,089     10,480      10,539
  Paging and computer equipment.............    361,713    400,312     411,351
  Furniture, fixtures and vehicles..........     16,233     17,381      17,673
                                             ----------  ---------  ----------
                                                388,035    428,173     439,563
  Less accumulated depreciation and
   amortization.............................    146,542    209,128     220,955
                                             ----------  ---------  ----------
  Property and equipment, net...............    241,493    219,045     218,608
                                             ----------  ---------  ----------
Intangible and other assets (less
 accumulated amortization of $260,932,
 $372,122 and $386,500 in 1997, 1998 and
 1999, respectively)........................    728,202    634,528     602,814
                                             ----------  ---------  ----------
                                             $1,020,720  $ 904,285  $  883,432
                                             ==========  =========  ==========
     LIABILITIES AND STOCKHOLDERS' EQUITY
                  (DEFICIT)
Current liabilities:
  Current maturities of long-term debt...... $   24,513  $   1,250  $    1,250
  Accounts payable..........................     22,486     25,683      26,564
  Accrued restructuring charge..............         --     11,909      11,032
  Accrued expenses..........................     11,894     11,689      10,068
  Accrued interest..........................     11,249     20,997      17,187
  Customer deposits.........................      6,150      4,528       4,380
  Deferred revenue..........................      8,787     10,958      12,253
                                             ----------  ---------  ----------
    Total current liabilities...............     85,079     87,014      82,734
                                             ----------  ---------  ----------
Long-term debt, less current maturities.....    968,896  1,003,499   1,036,441
                                             ----------  ---------  ----------
  Other long-term liabilities...............        --      27,235      26,844
                                             ----------  ---------  ----------
Commitments and contingencies
Stockholders' equity (deficit):
  Preferred stock--$.01 par value,
   authorized 10,000,000 shares; issued
   250,000 shares (aggregate liquidation
   preference of $26,030 and $26,543 in 1998
   and 1999, respectively)..................        --           3           3
  Common stock--$.01 par value, authorized
   100,000,000 shares, issued and
   outstanding: 6,954,521, 7,071,861 and
   7,071,861 shares in 1997, 1998 and 1999,
   respectively.............................         70         71          71
  Additional paid-in capital................    351,349    378,218     378,731
  Accumulated deficit.......................   (384,674)  (591,755)   (641,392)
                                             ----------  ---------  ----------
    Total stockholders' equity (deficit)....    (33,255)  (213,463)   (262,587)
                                             ----------  ---------  ----------
                                             $1,020,720  $ 904,285  $  883,432
                                             ==========  =========  ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                        ARCH COMMUNICATIONS GROUP, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
               (in thousands, except share and per share amounts)

                                                               Three Months Ended
                              Years Ended December 31,              March 31,
                          ----------------------------------  ----------------------
                             1996        1997        1998        1998        1999
                          ----------  ----------  ----------  ----------  ----------
                                                                   (unaudited)
Service, rental and
 maintenance revenues...  $  291,399  $  351,944  $  371,154  $   91,397  $   90,529
Product sales...........      39,971      44,897      42,481      10,642      10,359
                          ----------  ----------  ----------  ----------  ----------
  Total revenues........     331,370     396,841     413,635     102,039     100,888
Cost of products sold...     (27,469)    (29,158)    (29,953)     (7,366)     (6,926)
                          ----------  ----------  ----------  ----------  ----------
                             303,901     367,683     383,682      94,673      93,962
                          ----------  ----------  ----------  ----------  ----------
Operating expenses:
  Service, rental and
   maintenance..........      64,957      79,836      80,782      20,189      20,293
  Selling...............      46,962      51,474      49,132      11,870      13,011
  General and
   administrative.......      86,181     106,041     112,181      28,318      25,626
  Depreciation and
   amortization.........     191,871     232,347     221,316      53,714      51,118
  Restructuring charge..         --          --       14,700         --          --
                          ----------  ----------  ----------  ----------  ----------
    Total operating
     expenses...........     389,971     469,698     478,111     114,091     110,048
                          ----------  ----------  ----------  ----------  ----------
Operating income
 (loss).................     (86,070)   (102,015)    (94,429)    (19,418)    (16,086)
Interest expense........     (77,353)    (98,063)   (105,979)    (25,512)    (27,010)
Interest income.........       1,426         904       1,766         146         533
Equity in loss of
 affiliate..............      (1,968)     (3,872)     (5,689)     (1,055)     (3,200)
                          ----------  ----------  ----------  ----------  ----------
Income (loss) before in-
 come tax benefit, ex-
 traordinary item and
 accounting change......    (163,965)   (203,046)   (204,331)    (45,839)    (45,763)
Benefit from income
 taxes..................      51,207      21,172         --          --          --
                          ----------  ----------  ----------  ----------  ----------
Income (loss) before
 extraordinary item and
 accounting change .....    (112,758)   (181,874)   (204,331)    (45,839)    (45,763)
Extraordinary charge
 from early extinguish-
 ment of debt...........      (1,904)        --       (1,720)        --
Cumulative effect of
 accounting change......         --          --          --          --       (3,361)
                          ----------  ----------  ----------  ----------  ----------
Net income (loss).......    (114,662)   (181,874)   (206,051)    (45,839)    (49,124)
Accretion of redeemable
 preferred stock........        (336)        (32)         --         --          --
Preferred stock
 dividend...............         --          --       (1,030)        --         (513)
                          ----------  ----------  ----------  ----------  ----------
Net income (loss) appli-
 cable to common stock-
 holders................  $ (114,998) $ (181,906) $ (207,081) $  (45,839) $  (49,637)
                          ==========  ==========  ==========  ==========  ==========
Basic/diluted income
 (loss) per common share
 before extraordinary
 item and accounting
 change.................  $   (16.59) $   (26.31) $   (29.34) $    (6.60) $    (6.54)
Extraordinary charge
 from early extinguish-
 ment of debt per
 basic/diluted common
 share..................  $     (.27) $      --   $     (.24)        --          --
Cumulative effect of ac-
 counting change per
 basic/diluted common
 share .................         --          --          --          --         (.48)
                          ----------  ----------  ----------  ----------  ----------
Basic/diluted net income
 (loss) per common
 share..................  $   (16.86) $   (26.31) $   (29.58) $    (6.60) $    (7.02)
                          ==========  ==========  ==========  ==========  ==========
Basic/diluted weighted
 average number of com-
 mon shares outstand-
 ing....................   6,815,314   6,915,413   6,997,730   6,959,025   7,071,861
                          ==========  ==========  ==========  ==========  ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                        ARCH COMMUNICATIONS GROUP, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                      (in thousands, except share amounts)

                                                                      Total
                                           Additional             Stockholders'
                          Preferred Common  Paid-in   Accumulated    Equity
                            Stock   Stock   Capital     Deficit     (Deficit)
                          --------- ------ ---------- ----------- -------------
Balance, December 31,
 1995....................   $--      $ 66   $384,956   $ (88,138)   $ 246,884
  Exercise of options to
   purchase 56,436 shares
   of common stock.......    --         1      1,470         --         1,471
  Issuance of 15,614
   shares of common stock
   under Arch's Employee
   Stock Purchase Plan...    --       --         373         --           373
  Issuance of 281,013
   shares of common stock
   upon conversion of
   convertible
   subordinated
   debentures............    --         3     14,118         --        14,121
  Accretion of redeemable
   preferred stock.......    --       --        (336)        --          (336)
  Net loss...............    --       --         --     (114,662)    (114,662)
                            ----     ----   --------   ---------    ---------
Balance, December 31,
 1996....................    --        70    350,581    (202,800)     147,851
  Issuance of 50,447
   shares of common stock
   under Arch's Employee
   Stock Purchase Plan...    --       --         800         --           800
  Accretion of redeemable
   preferred stock.......    --       --         (32)        --           (32)
  Net loss...............    --       --         --     (181,874)    (181,874)
                            ----     ----   --------   ---------    ---------
Balance, December 31,
 1997....................    --        70    351,349    (384,674)     (33,255)
  Exercise of options to
   purchase 31,344 shares
   of common stock.......    --       --         294         --           294
  Issuance of 250,000
   shares of preferred
   stock.................      3      --      24,997         --        25,000
  Issuance of 85,996
   shares of common stock
   under Arch's Employee
   Stock Purchase Plan...    --         1        548         --           549
  Preferred stock
   dividend..............    --       --       1,030      (1,030)         --
  Net loss...............    --       --         --     (206,051)    (206,051)
                            ----     ----   --------   ---------    ---------
Balance, December 31,
 1998....................      3       71    378,218    (591,755)    (213,463)
  Preferred stock divi-
   dend (unaudited)......    --       --         513        (513)         --
  Net loss (unaudited)...    --       --         --      (49,124)     (49,124)
                            ----     ----   --------   ---------    ---------
Balance, March 31, 1999
 (unaudited).............   $  3     $ 71   $378,731   $(641,392)   $(262,587)
                            ====     ====   ========   =========    =========


  The accompanying notes are an integral part of these consolidated financial statements.

                        ARCH COMMUNICATIONS GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                           Three Months Ended
                            Years Ended December 31,            March 31,
                          -------------------------------  --------------------
                            1996       1997       1998       1998       1999
                          ---------  ---------  ---------  ---------  ---------
                                                               (unaudited)
Cash flows from
 operating activities:
  Net income (loss).....  $(114,662) $(181,874) $(206,051) $ (45,839) $ (49,124)
  Adjustments to
   reconcile net income
   (loss) to net cash
   provided by operating
   activities:
  Depreciation and
   amortization.........    191,871    232,347    221,316     53,714     51,118
  Deferred income tax
   benefit..............    (51,207)   (21,172)       --         --         --
  Extraordinary charge
   from early
   extinguishment of
   debt.................      1,904        --       1,720        --         --
  Cumulative effect of
   accounting change ...        --         --         --         --       3,361
  Equity in loss of
   affiliate............      1,968      3,872      5,689      1,055      3,200
  Accretion of discount
   on senior notes......     24,273     33,259     37,115      8,880      9,942
  Gain on Tower Site
   Sale.................        --         --      (2,500)       --        (507)
  Accounts receivable
   loss provision.......      8,198      7,181      8,545      1,831      2,335
  Changes in assets and
   liabilities, net of
   effect from
   acquisitions of
   paging companies:
    Accounts
     receivable.........    (15,513)   (11,984)    (9,151)    (3,108)    (2,339)
    Inventories.........      1,845     (2,394)     2,314     (5,569)       516
    Prepaid expenses and
     other..............         89       (386)    (3,090)     1,351     (1,341)
    Accounts payable and
     accrued expenses...    (12,520)     3,683     24,649     (3,996)    (5,427)
    Customer deposits
     and deferred
     revenue............      1,556      1,058        549      1,673      1,147
    Other long-term
     liabilities .......        --         --         --         --        (502)
                          ---------  ---------  ---------  ---------  ---------
Net cash provided by
 operating activities...     37,802     63,590     81,105      9,992     12,379
                          ---------  ---------  ---------  ---------  ---------
Cash flows from
 investing activities:
  Additions to property
   and equipment, net...   (138,899)   (87,868)   (79,249)   (15,915)   (21,125)
  Additions to
   intangible and other
   assets...............    (26,307)   (14,901)   (33,935)    (5,404)    (4,403)
  Net proceeds from
   Tower Site Sale......        --         --      30,316        --         618
  Acquisition of paging
   companies, net of
   cash acquired........   (325,420)       --         --         --         --
                          ---------  ---------  ---------  ---------  ---------
Net cash used for
 investing activities...   (490,626)  (102,769)   (82,868)   (21,319)   (24,910)
                          ---------  ---------  ---------  ---------  ---------
Cash flows from
 financing activities:
  Issuance of long-term
   debt.................    676,000     91,000    463,239     24,500     23,000
  Repayment of long-term
   debt.................   (225,166)   (49,046)  (489,014)   (12,259)       --
  Repayment of
   redeemable preferred
   stock................        --      (3,744)       --         --         --
  Net proceeds from sale
   of preferred stock...        --         --      25,000        --         --
  Net proceeds from sale
   of common stock......      1,844        800        843        298        --
                          ---------  ---------  ---------  ---------  ---------
Net cash provided by
 financing activities...    452,678     39,010         68     12,539     23,000
                          ---------  ---------  ---------  ---------  ---------
Net (decrease) increase
 in cash and cash
 equivalents............       (146)      (169)    (1,695)     1,212     10,469
Cash and cash
 equivalents, beginning
 of period..............      3,643      3,497      3,328      3,328      1,633
                          ---------  ---------  ---------  ---------  ---------
Cash and cash
 equivalents, end of
 period.................  $   3,497  $   3,328  $   1,633  $   4,540  $  12,102
                          =========  =========  =========  =========  =========
Supplemental disclosure:
  Interest paid.........  $  48,905  $  62,231  $  57,151  $  15,289  $  20,212
                          =========  =========  =========  =========  =========
  Issuance of common
   stock for convertible
   debentures...........  $  14,121  $     --   $     --   $     --   $     --
                          =========  =========  =========  =========  =========
  Accretion of
   redeemable preferred
   stock................  $     336  $      32  $     --   $     --   $     --
                          =========  =========  =========  =========  =========
  Preferred stock
   dividend.............  $     --   $     --   $   1,030  $     --   $     513
                          =========  =========  =========  =========  =========
  Liabilities assumed in
   acquisition of paging
   companies............  $  58,233  $     --   $     --   $     --   $     --
                          =========  =========  =========  =========  =========

  The accompanying notes are an integral part of these consolidated financial statements.

                        ARCH COMMUNICATIONS GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Significant Accounting Policies

  Organization--Arch Communications Group, Inc. ("Arch" or the "Company") is a leading provider of wireless messaging services, primarily paging services, and is the third largest paging company in the United States (based on units in service).

  Unaudited Interim Consolidated Financial Statements--The consolidated balance sheets as of March 31, 1999, the consolidated statements of operations and cash flows for the three months ended March 31, 1998 and 1999 and the consolidated statement of stockholders' equity (deficit) for the three months ended March 31, 1999 are unaudited and, in the opinion of the Company's management, include all adjustments and accruals, consisting only of normal recurring accrual adjustments, which are necessary for a fair presentation of the Company's consolidated financial position, results of operations and cash flows. The results of operations for the three months ended March 31, 1999 are not necessarily indicative of the results that may be expected for the full year.

  Principles of Consolidation--The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

  Revenue Recognition--Arch recognizes revenue under rental and service agreements with customers as the related services are performed. Maintenance revenues and related costs are recognized ratably over the respective terms of the agreements. Sales of equipment are recognized upon delivery. Commissions are recognized as an expense when incurred.

  Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash Equivalents--Cash equivalents include short-term, interest-bearing instruments purchased with remaining maturities of three months or less. The carrying amount approximates fair value due to the relatively short period to maturity of these instruments.

  Inventories--Inventories consist of new pagers which are held primarily for resale. Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out basis.

  Property and Equipment--Pagers sold or otherwise retired are removed from the accounts at their net book value using the first-in, first-out method. Property and equipment is stated at cost and is depreciated using the straight-line method over the following estimated useful lives:

                                                                      Estimated
                                                                        Useful
   Asset Classification                                                  Life
   --------------------                                               ----------
   Buildings and improvements........................................  20 Years
   Leasehold improvements............................................ Lease Term
   Pagers............................................................  3 Years
   Paging and computer equipment..................................... 5-8 Years
   Furniture and fixtures............................................ 5-8 Years
   Vehicles..........................................................  3 Years

  Depreciation and amortization expense related to property and equipment totaled $87.5 million, $108.0 million and $101.1 million for the years ended December 31, 1996, 1997 and 1998, respectively.

                        ARCH COMMUNICATIONS GROUP, INC.

  Intangible and Other Assets--Intangible and other assets, net of accumulated amortization, are composed of the following (in thousands):

                                                     December 31,
                                                   -----------------  March 31,
                                                     1997     1998      1999
                                                   -------- -------- -----------
                                                                     (unaudited)
   Goodwill....................................... $312,017 $271,808  $261,782
   Purchased FCC licenses.........................  293,922  256,519   247,193
   Purchased subscriber lists.....................   87,281   56,825    49,456
   Deferred financing costs.......................    8,752   22,072    22,463
   Investment in Benbow PCS Ventures, Inc.........    6,189   11,347     8,953
   Investment in CONXUS Communications, Inc.......    6,500    6,500     6,500
   Non-competition agreements.....................    2,783    1,790     1,525
   Other..........................................   10,758    7,667     4,942
                                                   -------- --------  --------
                                                   $728,202 $634,528  $602,814
                                                   ======== ========  ========

  Amortization expense related to intangible and other assets totaled $104.4 million, $124.3 million and $120.2 million for the years ended December 31, 1996, 1997 and 1998, respectively.

  Subscriber lists, Federal Communications Commission ("FCC") licenses and goodwill are amortized over their estimated useful lives, ranging from five to ten years using the straight-line method. Non-competition agreements are amortized over the terms of the agreements using the straight-line method. Other assets consist of contract rights, organizational and FCC application and development costs which are amortized using the straight-line method over their estimated useful lives not exceeding ten years. Development and start up costs include nonrecurring, direct costs incurred in the development and expansion of paging systems, and are amortized over a two-year period. In April 1998, the Accounting Standards Executive Committee of the Financial Accounting Standards Board issued Statement of Position 98-5 ("SOP 98-5") "Reporting on the Costs of Start-Up Activities". SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. Arch adopted SOP 98-5 effective January 1, 1999. Initial application of SOP 98-5 was reported as the cumulative effect of a change in accounting principle.

  Deferred financing costs incurred in connection with Arch's credit agreements (see Note 3) are being amortized over periods not to exceed the terms of the related agreements. As credit agreements are amended and restated, unamortized deferred financing costs are written off as an extraordinary charge. During 1996 and 1998, charges of $1.9 million and $1.7 million, respectively, were recognized in connection with the closing of new credit facilities.

  In connection with Arch's May 1996 acquisition of Westlink Holdings, Inc. ("Westlink") (see Note 2), Arch acquired Westlink's 49.9% share of the capital stock of Benbow PCS Ventures, Inc. ("Benbow"). Benbow has exclusive rights to a 50kHz outbound/12.5kHz inbound narrowband personal communications license in each of the central and western regions of the United States. Arch is obligated, to the extent such funds are not available to Benbow from other sources, and subject to the approval of Arch's designee on Benbow's Board of Directors, to advance Benbow sufficient funds to service debt obligations incurred by Benbow in connection with its acquisition of its narrowband PCS licenses and to finance the build out of a regional narrowband PCS system. Arch's investment in Benbow is accounted for under the equity method whereby Arch's share of Benbow's losses, since the acquisition date of Westlink, are recognized in Arch's accompanying consolidated statements of operations under the caption equity in loss of affiliate.

  On November 8, 1994, CONXUS Communications, Inc. ("CONXUS"), formerly PCS Development Corporation, was successful in acquiring the rights to a two-way paging license in five designated regions in the

                        ARCH COMMUNICATIONS GROUP, INC.

United States in the FCC narrowband wireless spectrum auction. As of December 31, 1998, Arch's investment in CONXUS totaled $6.5 million and is accounted for under the cost method.

  In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets To Be Disposed Of" Arch evaluates the recoverability of its carrying value of the Company's long-lived assets and certain intangible assets based on estimated undiscounted cash flows to be generated from each of such assets as compared to the original estimates used in measuring the assets. To the extent impairment is identified, Arch reduces the carrying value of such impaired assets. To date, Arch has not had any such impairments.

  Fair Value of Financial Instruments--Arch's financial instruments, as defined under SFAS No. 107 "Disclosures about Fair Value of Financial Instruments", include its cash, its debt financing and interest rate protection agreements. The fair value of cash is equal to the carrying value at December 31, 1997 and 1998.

  As discussed in Note 3, Arch's debt financing primarily consists of (1) senior bank debt, (2) fixed rate senior notes and (3) convertible subordinated debentures. Arch considers the fair value of senior bank debt to be equal to the carrying value since the related facilities bear a current market rate of interest. Arch's fixed rate senior notes are traded publicly. The following table depicts the fair value of the fixed rate senior notes and the convertible subordinated debentures based on the current market quote as of December 31, 1997 and 1998 (in thousands):

                                            December 31, 1997 December 31, 1998
                                            ----------------- -----------------
                                            Carrying   Fair   Carrying   Fair
                Description                  Value    Value    Value    Value
                -----------                 -------- -------- -------- --------
10 7/8% Senior Discount Notes due 2008..... $332,532 $288,418 $369,506 $221,704
9 1/2% Senior Notes due 2004...............  125,000  122,488  125,000  112,500
14% Senior Notes due 2004..................  100,000  112,540  100,000  103,000
12 3/4% Senior Notes due 2007..............      --       --   127,604  127,604
6 3/4% Convertible Subordinated Debentures
 due 2003..................................   13,364    7,968   13,364    6,682

  Arch had off-balance-sheet interest rate protection agreements consisting of interest rate swaps and interest rate caps with notional amounts of $140.0 million and $80.0 million, respectively, at December 31, 1997 and $265.0 million and $40.0 million, respectively, at December 31, 1998. The fair values of the interest rate swaps and interest rate caps were $47,000 and $9,000, respectively, at December 31, 1997. The cost to terminate the outstanding interest rate swaps and interest rate caps at December 31, 1998 would have been $6.4 million. See Note 3.

  Basic/Diluted Net Income (Loss) Per Common Share -- In February 1997, the Financial Accounting Standards Board issued SFAS No. 128 "Earnings Per Share". The Company adopted this standard in 1997. The adoption of this standard did not have an effect on the Company's financial position, results of operations or income (loss) per share. Basic net income (loss) per common share is based on the weighted average number of common shares outstanding. Shares of stock issuable pursuant to stock options and upon conversion of the subordinated debentures (see Note 3) or the Series C Preferred Stock (see Note 4) have not been considered, as their effect would be anti-dilutive and thus diluted net income (loss) per common share is the same as basic net income (loss) per common share.

  Reclassifications--Certain amounts of prior periods were reclassified to conform with the 1998 presentation.

                        ARCH COMMUNICATIONS GROUP, INC.

2. Acquisitions

  In May 1996, Arch completed its acquisition of all the outstanding capital stock of Westlink for $325.4 million in cash, including direct transaction costs. The purchase price was allocated based on the fair values of assets acquired and liabilities assumed (including deferred income taxes arising in purchase accounting), which amounted to $383.6 million and $58.2 million, respectively.

  This acquisition has been accounted for as a purchase, and the results of its operations have been included in the consolidated financial statements from the date of the acquisition. Goodwill resulting from the acquisition is being amortized over a ten-year period using the straight-line method.

  The following unaudited pro forma summary presents the consolidated results of operations as if the acquisition had occurred at the beginning of the period presented, after giving effect to certain adjustments, including depreciation and amortization of acquired assets and interest expense on acquisition debt. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisition been made at the beginning of the period presented, or of results that may occur in the future.

                                                            Year Ended
                                                         December 31, 1996
                                                    ---------------------------
                                                    (unaudited and in thousands
                                                       except for per share
                                                             amounts)
   Revenues........................................          $358,900
   Income (loss) before extraordinary item.........          (128,444)
   Net income (loss)...............................          (130,348)
   Basic/diluted net income (loss) per common
    share..........................................             (6.39)

3. Long-term Debt

  Long-term debt consisted of the following (in thousands):

                                                    December 31,
                                                 -------------------  March 31,
                                                   1997      1998       1999
                                                 -------- ---------- -----------
                                                                     (unaudited)
   Senior Bank Debt............................. $422,500 $  267,000 $  290,000
   10 7/8% Senior Discount Notes due 2008.......  332,532    369,506    379,377
   9 1/2% Senior Notes due 2004.................  125,000    125,000    125,000
   14% Senior Notes due 2004....................  100,000    100,000    100,000
   12 3/4% Senior Notes due 2007................      --     127,604    127,675
   Convertible Subordinated Debentures..........   13,364     13,364     13,364
   Other........................................       13      2,275      2,275
                                                 -------- ---------- ----------
                                                  993,409  1,004,749  1,037,691
   Less--Current maturities.....................   24,513      1,250      1,250
                                                 -------- ---------- ----------
   Long-term debt............................... $968,896 $1,003,499 $1,036,441
                                                 ======== ========== ==========

  Senior Bank Debt--The Company, through its operating subsidiary, Arch Paging, Inc. ("API") entered into senior secured revolving credit and term loan facilities in the aggregate amount of $400.0 million (collectively, the "API Credit Facility") consisting of (i) a $175.0 million reducing revolving credit facility (the "Tranche A Facility"), (ii) a $100.0 million 364-day revolving credit facility under which the principal amount outstanding on June 27, 1999 will convert to a term loan (the "Tranche B Facility") and (iii) a $125.0 million term loan (the "Tranche C Facility").

                        ARCH COMMUNICATIONS GROUP, INC.

  The Tranche A Facility will be subject to scheduled quarterly reductions commencing on September 30, 2000 and will mature on June 30, 2005. The term loan portion of the Tranche B Facility will be amortized in quarterly installments commencing September 30, 2000, with an ultimate maturity date of June 30, 2005. The Tranche C Facility will be amortized in annual installments commencing December 31, 1999, with an ultimate maturity date of June 30, 2006.

  API's obligations under the API Credit Facility are secured by its pledge of its interests in Arch LLC and Arch Connecticut Valley, Inc. The API Credit Facility is guaranteed by Arch, Arch Communications, Inc. ("ACI") and Arch LLC and Arch Connecticut Valley, Inc. Arch's guarantee is secured by a pledge of Arch's stock and notes in ACI, and the guarantees of Arch LLC and Arch Connecticut Valley, Inc. are secured by a security interest in those assets that were pledged under ACE's former credit facility.

  Borrowings under the API Credit Facility bear interest based on a reference rate equal to either the agent bank's Alternate Base Rate or LIBOR, in each case plus a margin based on ACI's or API's ratio of total debt to annualized Adjusted EBITDA.

  The API Credit Facility requires payment of fees on the daily average amount available to be borrowed under the Tranche A Facility and the Tranche B Facility, which fees vary depending on ACI's or API's ratio of total debt to annualized Adjusted EBITDA.

  The API Credit Facility requires that at least 50% of total ACI debt, including outstanding borrowings under the API Credit Facility, be subject to a fixed interest rate or interest rate protection agreements. Entering into interest rate cap and swap agreements involves both the credit risk of dealing with counterparties and their ability to meet the terms of the contracts and interest rate risk. In the event of nonperformance by the counterparty to these interest rate protection agreements, API would be subject to the prevailing interest rates specified in the API Credit Facility.

  Under the interest rate swap agreements, the Company will pay the difference between LIBOR and the fixed swap rate if the swap rate exceeds LIBOR, and the Company will receive the difference between LIBOR and the fixed swap rate if LIBOR exceeds the swap rate. Settlement occurs on the quarterly reset dates specified by the terms of the contracts. The notional principal amount of the interest rate swaps outstanding was $65.0 million at December 31, 1998. The weighted average fixed payment rate was 5.93%, while the weighted average rate of variable interest payments under the API Credit Facility was 5.30% at December 31, 1998. At December 31, 1997 and 1998, the Company had a net receivable of $18,000 and a net payable of $47,000, respectively, on the interest rate swaps.

  The interest rate cap agreements will pay the Company the difference between LIBOR and the cap level if LIBOR exceeds the cap levels at any of the quarterly reset dates. If LIBOR remains below the cap level, no payment is made to the Company. The total notional amount of the interest rate cap agreements was $40.0 million with cap levels between 7.5% and 8% at December 31, 1998. The transaction fees for these instruments are being amortized over the terms of the agreements.

  The API Credit Facility contains restrictions that limit, among other things: additional indebtedness and encumbrances on assets; cash dividends and other distributions; mergers and sales of assets; the repurchase or redemption of capital stock; investments; acquisitions that exceed certain dollar limitations without the lenders' prior approval; and prepayment of indebtedness other than indebtedness under the API Credit Facility. In addition, the API Credit Facility requires API and its subsidiaries to meet certain financial covenants, including covenants with respect to ratios of EBITDA to fixed charges, EBITDA to debt service, EBITDA to interest service and total indebtedness to EBITDA. As of December 31, 1998, API and its operating subsidiaries were in compliance with the covenants of the API Credit Facility.

                        ARCH COMMUNICATIONS GROUP, INC.

  As of December 31, 1998, $267.0 million was outstanding and $93.5 million was available under the API Credit Facility. At December 31, 1998, such advances bore interest at an average annual rate of 8.45%.

  On November 16, 1998, the lenders to API approved an increase in API's existing credit facility from $400.0 million to $600.0 million. The increase of $200.0 million (the "API Credit Facility Increase") was to fund a portion of the cash necessary for Arch to complete the MobileMedia Merger. The API Credit Facility Increase was available by its terms only through March 31, 1999. API has executed a commitment letter with certain of its lenders for the extension of $181.0 million of the API Credit Facility Increase through June 30, 1999, subject to definitive documentation and other conditions.

  Senior Notes--On March 12, 1996, Arch completed a public offering of 10 7/8% Senior Discount Notes due 2008 (the "Senior Discount Notes") in the aggregate principal amount at maturity of $467.4 million ($275.0 million initial accreted value). Interest does not accrue on the Senior Discount Notes prior to March 15, 2001. Commencing September 15, 2001, interest on the Senior Discount Notes is payable semi-annually at an annual rate of 10 7/8%. The $266.1 million net proceeds from the issuance of the Senior Discount Notes, after deducting underwriting discounts and commissions and offering expenses, were used principally to fund a portion of the purchase price of Arch's acquisition of Westlink (see Note 2).

  Interest on ACI's 14% Senior Notes due 2004 (the "ACI 14% Notes") and ACI's 9 1/2% Senior Notes due 2004 (the "ACI 9 1/2% Notes") (collectively, the "Senior Notes") is payable semiannually. The Senior Discount Notes and Senior Notes contain certain restrictive and financial covenants, which, among other things, limit the ability of Arch or ACI to: incur additional indebtedness; pay dividends; grant liens on its assets; sell assets; enter into transactions with related parties; merge, consolidate or transfer substantially all of its assets; redeem capital stock or subordinated debt; and make certain investments.

  Arch has entered into interest rate swap agreements in connection with the ACI 14% Notes. Under the interest rate swap agreements, the Company has effectively reduced the interest rate on the ACI 14% Notes from 14% to the fixed swap rate of 9.45%. In the event of nonperformance by the counterparty to these interest rate protection agreements, the Company would be subject to the 14% interest rate specified on the notes. As of December 31, 1998, the Company had received $2,275,000 in excess of the amounts paid under the swap agreements, which is included in long-term debt in the accompanying balance sheet. At December 31, 1998, the Company had a net receivable of $733,500 on these interest rate swaps.

  On June 29, 1998, ACI issued and sold $130.0 million principal amount of 12 3/4% Senior Notes due 2007 (the "ACI 12 3/4% Notes") for net proceeds of $122.6 million (after deducting the discount to the initial purchasers and estimated offering expenses payable by ACI). The ACI 12 3/4% Notes were sold at an initial price to investors of 98.049%. The ACI 12 3/4% Notes mature on July 1, 2007 and bear interest at a rate of 12 3/4% per annum, payable semi-annually in arrears on January 1 and July 1 of each year, commencing January 1, 1999.

  The indenture under which the ACI 12 3/4% Notes were issued ("the Indenture") contains certain covenants that, among other things, limit the ability of ACI to incur additional indebtedness, issue preferred stock, pay dividends or make other distributions, repurchase Capital Stock (as defined in the Indenture), repay subordinated indebtedness or make other Restricted Payments (as defined in the Indenture), create certain liens, enter into certain transactions with affiliates, sell assets, issue or sell Capital Stock of ACI's Restricted Subsidiaries (as defined in the Indenture) or enter into certain mergers and consolidations.

  Convertible Subordinated Debentures--On March 6, 1996, the holders of $14.1 million principal amount of Arch's 6 3/4% Convertible Subordinated Debentures due 2003 ("Arch Convertible Debentures") elected to

                        ARCH COMMUNICATIONS GROUP, INC.

convert their Arch Convertible Debentures into Arch common stock at a conversion price of $50.25 per share and received approximately 281,000 shares of Arch common stock together with a $1.6 million cash premium.

  Interest on the remaining outstanding Arch Convertible Debentures is payable semiannually on June 1 and December 1. The Arch Convertible Debentures are unsecured and are subordinated to all existing indebtedness of Arch.

  The Arch Convertible Debentures are redeemable, at the option of Arch, in whole or in part, at certain prices declining annually to 100% of the principal amount at maturity plus accrued interest. The Arch Convertible Debentures also are subject to redemption at the option of the holders, at a price of 100% of the principal amount plus accrued interest, upon the occurrence of certain events.

  The Arch Convertible Debentures are convertible at their principal amount into shares of Arch's common stock at any time prior to redemption or maturity at an initial conversion price of $50.25 per share, subject to adjustment.

  Maturities of Debt--Scheduled long-term debt maturities at December 31, 1998 and at March 31, 1999, are as follows (in thousands):

                                                       December 31, March 31,
      Year Ending December 31,                             1998        1999
      ------------------------                         ------------ ----------
      1999............................................  $    1,250  $    1,250
      2000............................................      17,725      17,725
      2001............................................      29,650      29,650
      2002............................................      29,650      29,650
      2003............................................      43,014      43,014
      Thereafter......................................     883,460     916,402
                                                        ----------  ----------
                                                        $1,004,749  $1,037,691
                                                        ==========  ==========

4. Redeemable Preferred Stock and Stockholders' Equity

  Redeemable Preferred Stock--In connection with the its merger (the "USAM Merger") with USA Mobile Communications Holdings, Inc. ("USA Mobile"), Arch assumed the obligations associated with 22,530 outstanding shares of Series A Redeemable Preferred Stock issued by USA Mobile. The preferred stock was recorded at its accreted redemption value, based on 10% annual accretion through the redemption date. On January 30, 1997, all outstanding preferred stock was redeemed for $3.7 million in cash.

  Redeemable Series C Cumulative Convertible Preferred Stock--On June 29, 1998, two partnerships managed by Sandler Capital Management Company, Inc., an investment management firm ("Sandler"), together with certain other private investors, made an equity investment in Arch of $25.0 million in the form of Series C Convertible Preferred Stock of Arch ("Series C Preferred Stock"). The Series C Preferred Stock: (i) is convertible into Common Stock of Arch at an initial conversion price of $16.50 per share, subject to certain adjustments;
(ii) bears dividends at an annual rate of 8.0%, (A) payable quarterly in cash or, at Arch's option, through the issuance of shares of Arch's Common Stock valued at 95% of the then prevailing market price or (B) if not paid quarterly, accumulating and payable upon redemption or conversion of the Series C Preferred Stock or liquidation of Arch; (iii) permits the holders after seven years to require Arch, at Arch's option, to redeem the Series C Preferred Stock for cash or convert such shares into Arch's Common Stock valued at 95% of the then prevailing market price of Arch's Common Stock; (iv) is subject to redemption for cash or conversion into Arch's Common Stock at Arch's option in certain circumstances; (v) in the event of a "Change of Control" as defined in the indenture governing Arch's 10 7/8% Senior Discount Notes due 2008 (the "Senior

                        ARCH COMMUNICATIONS GROUP, INC.

Discount Notes Indenture"), requires Arch, at its option, to redeem the Series C Preferred Stock for cash or convert such shares into Arch's Common Stock valued at 95% of the then prevailing market price of Arch's Common Stock, with such cash redemption or conversion being at a price equal to 105% of the sum of the original purchase price plus accumulated dividends; (vi) limits certain mergers or asset sales by Arch; (vii) so long as at least 50% of the Series C Preferred Stock remains outstanding, limits the incurrence of indebtedness and "restricted payments" in the same manner as contained in the Senior Discount Notes Indenture; and (viii) has certain voting and preemptive rights. Upon an event of redemption or conversion, Arch currently intends to convert such Series C Preferred Stock into shares of Arch Common Stock.

  Stock Options--Arch has a 1989 Stock Option Plan (the "1989 Plan") and a 1997 Stock Option Plan (the "1997 Plan"), which provide for the grant of incentive and nonqualified stock options to key employees, directors and consultants to purchase Arch's common stock. Incentive stock options are granted at exercise prices not less than the fair market value on the date of grant. Options generally vest over a five-year period from the date of grant with the first such vesting (20% of granted options) occurring one year from the date of grant and continuing ratably at 5% on a quarterly basis thereafter. However, in certain circumstances, options may be immediately exercised in full. Options generally have a duration of 10 years. The 1989 Plan provides for the granting of options to purchase a total of 376,315 shares of common stock. All outstanding options on September 7, 1995, under the 1989 Plan, became fully exercisable and vested as a result of the USAM Merger. The 1997 Plan provides for the granting of options to purchase a total of 2,000,000 shares of common stock.

  Effective October 23, 1996, the Compensation Committee of the Board of Directors of Arch authorized the grant of new options to each employee who had an outstanding option at a price greater than $37.50 (the fair market value of Arch's common stock on October 23, 1996). The new option would be for the total number of shares (both vested and unvested) subject to each employee's outstanding stock option agreement(s). As a result of this action 141,402 options were terminated and regranted at a price of $37.50. The Company treated this as a cancellation and reissuance under APB opinion No. 25, "Accounting for Stock Issued to Employees".

  As a result of the USAM Merger, Arch assumed a stock option plan originally adopted by USA Mobile in 1994 and amended and restated on January 26, 1995 (the "1994 Plan"), which provides for the grant of up to 200,500 options to purchase Arch's common stock. Under the 1994 Plan, incentive stock options may be granted to employees and nonqualified stock options may be granted to employees, directors and consultants. Incentive stock options are granted at exercise prices not less than the fair market value on the date of grant. Option duration and vesting provisions are similar to the 1989 Plan. All outstanding options under the 1994 Plan became fully exercisable and vested as a result of the USAM Merger.

  In January 1995, Arch adopted a 1995 Outside Directors' Stock Option Plan (the "1995 Directors' Plan"), which terminated upon completion of the USAM Merger. Prior to termination of the 1995 Directors' Plan, 5,000 options were granted at an exercise price of $55.50 per share. Options have a duration of ten years and vest over a five-year period from the date of grant with the first such vesting (20% of granted options) occurring one year from the date of grant and continuing ratably at 5% on a quarterly basis thereafter.

  As a result of the USAM Merger, Arch assumed from USA Mobile the Non-Employee Directors' Stock Option Plan (the "Outside Directors Plan"), which provides for the grant of up to 26,733 options to purchase Arch's common stock to non-employee directors of Arch. Outside directors receive a grant of 1,000 options annually under the Outside Directors Plan, and newly elected or appointed outside directors receive options to purchase 1,000 shares of common stock as of the date of their initial election or appointment. Options are granted at fair market value of Arch's common stock on the date of grant. Options have a duration of ten years and vest over a three-year period from the date of grant with the first such vesting (25% of granted options)

                        ARCH COMMUNICATIONS GROUP, INC.

occurring on the date of grant and future vesting of 25% of granted options occurring on each of the first three anniversaries of the date of grant.

  On December 16, 1997, the Compensation Committee of the Board of Directors of Arch authorized the Company to offer an election to its employees who had outstanding options at a price greater than $15.19 to cancel such options and accept new options at a lower price. In January 1998, as a result of this election by certain of its employees, the Company canceled 361,072 options with exercise prices ranging from $17.82 to $61.88 and granted the same number of new options with an exercise price of $15.19 per share, the fair market value of the stock on December 16, 1997.

  On December 29, 1997, Arch adopted a Deferred Compensation Plan for Nonemployee Directors. Under this plan, outside directors may elect to defer, for a specified period of time, receipt of some or all of the annual and meeting fees which would otherwise be payable for service as a director. A portion of the deferred compensation may be converted into phantom stock units, at the election of the director. The number of phantom stock units granted equals the amount of compensation to be deferred as phantom stock divided by the fair value of Arch's common stock on the date the compensation would have otherwise been paid. At the end of the deferral period, the phantom stock units will be converted to cash based on the fair market value of the Company's common stock on the date of distribution. Deferred compensation is expensed when earned. Changes in the value of the phantom stock units are recorded as income/expense based on the fair market value of the Company's common stock.

  The following table summarizes the activity under Arch's stock option plans for the periods presented:

                                                                        Weighted
                                                               Number   Average
                                                                 of     Exercise
                                                              Options    Price
                                                              --------  --------
Options Outstanding at December 31, 1995.....................  335,250   $39.06
  Granted....................................................  231,738    46.37
  Exercised..................................................  (56,436)   26.07
  Terminated................................................. (161,487)   64.79
                                                              --------   ------
Options Outstanding at December 31, 1996.....................  349,065    34.11
  Granted....................................................  166,785    20.03
  Exercised..................................................      --       --
  Terminated.................................................  (62,207)   31.97
                                                              --------   ------
Options Outstanding at December 31, 1997.....................  453,643    29.22
  Granted....................................................  656,096    14.27
  Exercised..................................................  (31,344)    9.38
  Terminated................................................. (430,127)   28.52
                                                              --------   ------
Options Outstanding at December 31, 1998.....................  648,268   $15.51
                                                              ========   ======
Options Exercisable at December 31, 1998.....................  111,249   $20.77
                                                              ========   ======

                        ARCH COMMUNICATIONS GROUP, INC.

  The following table summarizes the options outstanding and options exercisable by price range at December 31, 1998:

                                  Weighted
                                   Average     Weighted                 Weighted
     Range of                     Remaining    Average                  Average
     Exercise        Options     Contractual   Exercise     Options     Exercise
      Prices       Outstanding      Life        Price     Exercisable    Price
     --------      -----------   -----------   --------   -----------   --------
   $ 4.31-$12.38      54,178        9.38        $10.08        1,500      $ 5.66
    13.59- 13.59     170,389        9.17         13.59          --          --
    13.69- 14.81      50,875        9.00         14.72        2,209       13.78
    15.19- 15.19     323,018        9.04         15.19       77,321       15.19
    18.75- 82.68      49,808        7.02         30.86       30,219       36.32
   -------------     -------        ----        ------      -------      ------
   $ 4.31-$82.68     648,268        8.94        $15.51      111,249      $20.77
   =============     =======        ====        ======      =======      ======

  Employee Stock Purchase Plans--On May 28, 1996, the stockholders approved the 1996 Employee Stock Purchase Plan (the "1996 ESPP"). The 1996 ESPP allows eligible employees the right to purchase common stock, through payroll deductions not exceeding 10% of their compensation, at the lower of 85% of the market price at the beginning or the end of each six-month offering period. During 1996, 1997 and 1998, 15,614, 50,447 and 85,996 shares were issued at an average price per share of $23.91, $15.87 and $6.39, respectively. At December 31, 1998, 14,609 shares are available for future issuance.

  On January 26, 1999, the stockholders approved the 1999 Employee Stock Purchase Plan ( the "1999 ESPP"). The 1999 ESPP allows eligible employees the right to purchase common stock, through payroll deductions not exceeding 10% of their compensation, at the lower of 85% of the market price at the beginning or the end of each six-month offering period. The stockholders authorized 500,000 shares for future issuance under this plan.

  Accounting for Stock-Based Compensation--Arch accounts for its stock option and stock purchase plans under APB Opinion No. 25 "Accounting for Stock Issued to Employees". Since all options have been issued at a grant price equal to fair market value, no compensation cost has been recognized in the Statement of Operations. Had compensation cost for these plans been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation", Arch's net income
(loss) and income (loss) per share would have been increased to the following pro forma amounts:

                                                                 Years Ended December 31,
                                                               -------------------------------
                                                                 1996       1997       1998
                                                               ---------  ---------  ---------
                                                                 (in thousands, except per
                                                                      share amounts)
Net income (loss):                         As reported........ $(114,662) $(181,874) $(206,051)
                                           Pro forma..........  (115,786)  (183,470)  (208,065)
Basic net income (loss) per common share:  As reported........    (16.86)    (26.31)    (29.58)
                                           Pro forma..........    (17.04)    (26.55)    (29.88)

  Because the SFAS No. 123 method of accounting has not been applied to the options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. In computing these pro forma amounts, Arch has assumed risk-free interest rates of 4.5%--6%, an expected life of 5 years, an expected dividend yield of zero and an expected volatility of 50%--85%.

                        ARCH COMMUNICATIONS GROUP, INC.

  The weighted average fair values (computed consistent with SFAS No. 123) of options granted under all plans in 1996, 1997 and 1998 were $14.85, $10.11 and $8.34, respectively. The weighted average fair value of shares sold under the ESPP in 1996, 1997 and 1998 was $16.38, $8.49 and $5.64, respectively.

  Stockholders Rights Plan--Upon completion of the USAM Merger, Arch's existing stockholders rights plan was terminated. In October 1995, Arch's Board of Directors adopted a new stockholders rights plan (the "Rights") and declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of common stock to stockholders of record at the close of business on October 25, 1995. Each Right entitles the registered holder to purchase from Arch one one-thousandth of a share of Series B Junior Participating Preferred Stock, at a cash purchase price of $150, subject to adjustment. Pursuant to the Plan, the Rights automatically attach to and trade together with each share of common stock. The Rights will not be exercisable or transferable separately from the shares of common stock to which they are attached until the occurrence of certain events. The Rights will expire on October 25, 2005, unless earlier redeemed or exchanged by Arch in accordance with the Plan.

5. Income Taxes

  Arch accounts for income taxes under the provisions of SFAS No. 109 "Accounting for Income Taxes". Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, given the provisions of enacted laws.

  The components of the net deferred tax asset (liability) recognized in the accompanying consolidated balance sheets at December 31, 1997 and 1998 are as follows (in thousands):

                                                               1997      1998
                                                             --------  --------
   Deferred tax assets...................................... $134,944  $179,484
   Deferred tax liabilities.................................  (90,122)  (67,652)
                                                             --------  --------
                                                               44,822   111,832
   Valuation allowance......................................  (44,822) (111,832)
                                                             --------  --------
                                                             $    --   $    --
                                                             ========  ========

  The approximate effect of each type of temporary difference and carryforward at December 31, 1997 and 1998 is summarized as follows (in thousands):

                                                               1997      1998
                                                             --------  --------
   Net operating losses....................................  $106,214  $128,213
   Intangibles and other assets............................   (87,444)  (62,084)
   Depreciation of property and equipment..................    24,388    39,941
   Accruals and reserves...................................     1,664     5,762
                                                             --------  --------
                                                               44,822   111,832
   Valuation allowance.....................................   (44,822) (111,832)
                                                             --------  --------
                                                             $    --   $    --
                                                             ========  ========

  The effective income tax rate differs from the statutory federal tax rate primarily due to the nondeductibility of goodwill amortization and the inability to recognize the benefit of current net operating loss ("NOL") carryforwards. The NOL carryforwards expire at various dates through 2013. The Internal Revenue Code contains provisions that may limit the NOL carryforwards available to be used in any given year if certain events occur, including significant changes in ownership, as defined.

                        ARCH COMMUNICATIONS GROUP, INC.

  The Company has established a valuation reserve against its net deferred tax asset until it becomes more likely than not that this asset will be realized in the foreseeable future.

6. Commitments and Contingencies

  In the ordinary course of business, the Company and its subsidiaries are defendants in a variety of judicial proceedings. In the opinion of management, there is no proceeding pending, or to the knowledge of management threatened, which, in the event of an adverse decision, would result in a material adverse change in the financial condition of the Company.

  Arch has operating leases for office and transmitting sites with lease terms ranging from one month to approximately ten years. In most cases, Arch expects that, in the normal course of business, leases will be renewed or replaced by other leases.

  Future minimum lease payments under noncancellable operating leases at December 31, 1998 are as follows (in thousands):

     Year Ending December 31,
     ------------------------
     1999............................................................... $21,372
     2000...............................................................  13,826
     2001...............................................................   8,853
     2002...............................................................   6,026
     2003...............................................................   2,495
     Thereafter.........................................................   1,516
                                                                         -------
       Total............................................................ $54,088
                                                                         =======

  Total rent expense under operating leases for the years ended December 31, 1996, 1997 and 1998 approximated $14.7 million, $19.8 million and $19.6 million, respectively.

7. Employee Benefit Plans

  Retirement Savings Plan--Arch has a retirement savings plan, qualifying under
Section 401(k) of the Internal Revenue Code covering eligible employees, as defined. Under the plan, a participant may elect to defer receipt of a stated percentage of the compensation which would otherwise be payable to the participant for any plan year (the deferred amount) provided, however, that the deferred amount shall not exceed the maximum amount permitted under Section 401(k) of the Internal Revenue Code. The plan provides for employer matching contributions. Matching contributions for the years ended December 31, 1996, 1997 and 1998 approximated $217,000, $302,000 and $278,000, respectively.

8. Tower Site Sale

  In April 1998, Arch announced an agreement to sell certain of its tower site assets (the "Tower Site Sale") for approximately $38.0 million in cash (subject to adjustment), of which $1.3 million was paid to entities affiliated with Benbow in payment for certain assets owned by such entities and included in the Tower Site Sale. In the Tower Site Sale, Arch is selling communications towers, real estate, site management contracts and/or leasehold interests involving 133 sites in 22 states and will rent space on the towers on which it currently operates communications equipment to service its own paging network. Arch used its net proceeds from the Tower Site Sale to repay indebtedness under the API Credit Facility. Arch held the initial closing of the Tower Site Sale on June 26, 1998 with gross proceeds to Arch of approximately $12.0 million (excluding

                        ARCH COMMUNICATIONS GROUP, INC.

$1.3 million which was paid to entities affiliated with Benbow for certain assets which such entities sold as part of this transaction) and held a second closing on September 29, 1998 with gross proceeds to Arch of approximately $20.4 million.

  Arch entered into options to repurchase each site and until this continuing involvement ends the gain is deferred and included in other long-term liabilities. At December 31, 1998, Arch had sold 117 of the 133 sites, which resulted in a total gain of approximately $23.5 million and through December 31, 1998 approximately $2.5 million of this gain had been recognized in the statement of operations and is included in operating income.

9. Divisional Reorganization

  In June 1998, Arch's Board of Directors approved a reorganization of Arch's operations (the "Divisional Reorganization"). As part of the Divisional Reorganization, which is being implemented over a period of 18 to 24 months, Arch has consolidated its former Midwest, Western and Northern divisions into four existing operating divisions and is in the process of consolidating certain regional administrative support functions, such as customer service, collections, inventory and billing, to reduce redundancy and take advantage of various operating efficiencies. In connection with the Divisional Reorganization, Arch (i) anticipates a net reduction of approximately 10% of its workforce, (ii) is closing certain office locations and redeploying other assets and (iii) recorded a restructuring charge of $14.7 million, or $2.10 per share (basic and diluted) in 1998. The restructuring charge consisted of approximately (i) $9.7 million for employee severance, (ii) $3.5 million for lease obligations and terminations and (iii) $1.5 million of other costs.

  The provision for lease obligations and terminations relates primarily to future lease commitments on local, regional and divisional office facilities that will be closed as part of the Divisional Reorganization. The charge represents future lease obligations, on such leases past the dates the offices will be closed by the Company, or for certain leases, the cost of terminating the leases prior to their scheduled expiration. Cash payments on the leases and lease terminations will occur over the remaining lease terms, the majority of which expire prior to 2001.

  Through the elimination of certain local and regional administrative operations and the consolidation of certain support functions, the Company will eliminate approximately 280 net positions. As a result of eliminating these positions, the Company will involuntarily terminate an estimated 900 personnel. The majority of the positions to be eliminated will be related to customer service, collections, inventory and billing functions in local and regional offices which will be closed as a result of the Divisional Reorganization. As of December 31, 1998, 217 employees had been terminated due to the Divisional Reorganization. The majority of the remaining severance and benefits costs to be paid by the Company will be paid during 1999.

  The Company's restructuring activity as of December 31, 1998 and March 31, 1999 is as follows (in thousands):

                                                                    (unaudited)
                                                                           Remaining
                                                   Remaining                Reserve
                            Reserve   Utilization  Reserve at  Utilization    at
                           Initially  of Reserve  December 31, of Reserve  March 31,
                          Established   in 1998       1998       in 1999     1999
                          ----------- ----------- ------------ ----------- ---------
Severance costs.........    $ 9,700     $2,165      $ 7,535       $710      $ 6,825
Lease obligation costs..      3,500        366        3,134        142        2,992
Other costs.............      1,500        260        1,240         25        1,215
                            -------     ------      -------       ----      -------
  Total.................    $14,700     $2,791      $11,909       $877      $11,032
                            =======     ======      =======       ====      =======

10. Segment Reporting

  The Company operates in one industry: providing wireless messaging services. On December 31, 1998, the Company operated approximately 175 retail stores in 35 states of the United States.

                        ARCH COMMUNICATIONS GROUP, INC.

11. Quarterly Financial Results (Unaudited)

  Quarterly financial information for the years ended December 31, 1997 and 1998 is summarized below (in thousands, except per share amounts):

                                         First     Second    Third     Fourth
                                        Quarter   Quarter   Quarter   Quarter
                                        --------  --------  --------  --------
Year Ended December 31, 1997:
Revenues............................... $ 95,539  $ 98,729  $101,331  $101,242
Operating income (loss)................  (26,632)  (29,646)  (27,208)  (18,529)
Net income (loss)......................  (45,815)  (49,390)  (47,645)  (39,024)
Basic net income (loss) per common
 share:
  Net income (loss)....................    (6.63)    (7.14)    (6.87)    (5.64)
Year Ended December 31, 1998:
Revenues............................... $102,039  $103,546  $104,052  $103,998
Operating income (loss)................  (19,418)  (35,356)  (20,783)  (18,872)
Income (loss) before extraordinary
 item..................................  (45,839)  (62,277)  (47,994)  (48,221)
Extraordinary charge...................      --     (1,720)      --        --
Net income (loss)......................  (45,839)  (63,997)  (47,994)  (48,221)
Basic net income (loss) per common
 share:
  Income (loss) before extraordinary
   item................................    (6.60)    (8.91)    (6.90)    (6.93)
  Extraordinary charge.................      --       (.24)      --        --
  Net income (loss)....................    (6.60)    (9.15)    (6.90)    (6.93)

12. Subsequent Event

  On June 3, 1999, Arch acquired MobileMedia Communications, Inc. for a $479.0 million in cash and approximately 4.8 million shares of Arch's common stock. Arch financed the acquisition through the issuance of approximately 36.2 million shares of Arch's common stock in a rights offering at $6.00 per share, $134.6 million through the issuance of $147.0 million principal amount of 13 3/4% senior notes due 2008 by ACI and $181.0 additional borrowings under the API Credit Facility.

  On June 28, 1999, Arch effected a one for three reverse stock split. Arch's share data for all periods presented have been adjusted to give effect to this reverse stock split.

                         Report of Independent Auditors

The Board of Directors
MobileMedia Communications, Inc.

  We have audited the accompanying consolidated balance sheets of MobileMedia Communications, Inc. and Subsidiaries ("MobileMedia") as of December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of MobileMedia Communications, Inc. and Subsidiaries at December 31, 1997 and 1998 and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

  The accompanying financial statements have been prepared assuming that MobileMedia will continue as a going concern. As more fully described in Note 1, on January 30, 1997, MobileMedia Corporation and substantially all of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the Bankruptcy Court). Additionally, as more fully described in Note 11, on April 8, 1997, the Federal Communications Commission ("FCC") issued a Public Notice commencing an administrative hearing into the qualification of MobileMedia to remain a licensee. These events, and circumstances relating to the Chapter 11 filing with the Bankruptcy Court, including MobileMedia's highly leveraged financial structure, non-compliance with certain covenants of loan agreements with banks and note indentures, net working capital deficiency and recurring losses from operations, raise substantial doubt about MobileMedia's ability to continue as a going concern. Although MobileMedia is currently operating the business as a debtor-in-possession under the jurisdiction of the Bankruptcy Court, the continuation of the business as a going concern is contingent upon, among other things, the ability to (a) gain approval of the creditors and confirmation by the Bankruptcy Court of a plan of reorganization, (b) maintain compliance with all covenants under the debtor-in-possession financing agreement, (c) achieve satisfactory levels of future operating profit and (d) retain FCC qualification as a licensee. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of these uncertainties.

                                          /s/ Ernst & Young LLP

MetroPark, New Jersey
February 12, 1999, except for the eighth paragraph of Note 1 and the second paragraph of Note 6, as to which the date is March 26, 1999 and the ninth paragraph of Note 1, as to which the date is April 12, 1999

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

                                              December 31,
                                         ------------------------   March 31,
                                            1997         1998         1999
                                         -----------  -----------  -----------
                 ASSETS                                            (unaudited)
Current assets
  Cash and cash equivalents............. $    10,920  $     1,218  $       --
  Accounts receivable (less allowance
   for uncollectible accounts of
   $26,500, $15,000 and $14,893 in 1997,
   1998 and 1999, respectively) ........      55,432       38,942       37,270
  Inventories...........................         868        2,192        1,609
  Prepaid expense.......................       5,108        5,523        5,261
  Other current assets..................       2,783        4,855        4,900
                                         -----------  -----------  -----------
    Total current assets................      75,111       52,730       49,040
                                         -----------  -----------  -----------
Investment in net assets of equity
 affiliate..............................       1,788        1,400          --
Property and equipment, net.............     257,937      219,642      225,566
Intangible assets, net..................     295,358      266,109      258,793
Other assets............................      24,940       21,573       20,610
                                         -----------  -----------  -----------
    Total assets........................ $   655,134  $   561,454  $   554,009
                                         ===========  ===========  ===========
 LIABILITIES AND STOCKHOLDERS' DEFICIT
Liabilities not subject to compromise
  Debtor-In-Possession (DIP) credit
   facility............................. $    10,000  $       --   $     5,000
  Accrued restructuring costs...........       4,897        5,163        7,197
  Accrued wages, benefits and payroll...      11,894       12,033        9,944
  Book cash overdraft...................         --           --         1,255
  Accounts payable--post petition.......       2,362        1,703        7,334
  Accrued interest......................       4,777        3,692        3,566
  Accrued expenses and other current
   liabilities..........................      35,959       35,735       30,061
  Current income taxes payable..........         --         2,871        1,200
  Advance billing and customer
   deposits.............................      34,252       28,554       28,892
  Deferred gain on tower sale...........         --        68,444       67,278
                                         -----------  -----------  -----------
    Total liabilities not subject to
     compromise.........................     104,141      158,195      161,727
                                         -----------  -----------  -----------
Liabilities subject to compromise
  Accrued wages, benefits and payroll
   taxes................................         562          647          476
  Accrued interest......................      18,450       17,579       17,578
  Accounts payable--pre petition........      19,646       15,410       15,351
  Accrued expenses and other current
   liabilities..........................      20,663       15,285       12,231
  Debt..................................   1,075,681      905,681      905,681
  Other liabilities.....................       2,915          --           --
                                         -----------  -----------  -----------
    Total liabilities subject to
     compromise.........................   1,137,917      954,602      951,317
                                         -----------  -----------  -----------
  Deferred tax liabilities..............       2,655        2,655        2,655
Stockholders' deficit
  Common stock (1 share, no par value,
   issued and outstanding at
   December 31, 1997 and 1998 and March
   31, 1999)............................         --           --           --
  Additional paid-in-capital............     676,025      676,025      676,025
  Accumulated deficit--pre petition.....  (1,154,420)  (1,154,420)  (1,154,420)
  Accumulated deficit--post petition....    (111,184)     (75,603)     (83,295)
                                         -----------  -----------  -----------
    Total stockholders' deficit.........    (589,579)    (553,998)    (561,690)
                                         -----------  -----------  -----------
    Total liabilities and stockholders'
     deficit............................ $   655,134  $   561,454  $   554,009
                                         ===========  ===========  ===========

                            See accompanying notes.

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (in thousands)

                                                               Three Months
                              Year Ended December 31,         Ended March 31,
                           --------------------------------  ------------------
                              1996        1997       1998      1998      1999
                           -----------  ---------  --------  --------  --------
Revenue                                                         (unaudited)
  Services, rents and
   maintenance...........  $   568,892  $ 491,174  $423,059  $108,542  $100,631
  Product sales..........       71,818     36,218    26,622     6,621     5,193
                           -----------  ---------  --------  --------  --------
    Total revenues.......      640,710    527,392   449,681   115,163   105,824
Cost of products sold....      (72,595)   (35,843)  (22,162)   (5,513)   (3,516)
                           -----------  ---------  --------  --------  --------
                               568,115    491,549   427,519   109,650   102,308
Operating expenses
  Services, rents and
   maintenance...........      144,050    139,333   111,589    28,899    27,077
  Selling................       96,817     69,544    61,106    15,703    14,136
  General and
   administrative........      218,607    179,599   133,003    34,908    31,481
  Reduction of
   liabilities subject to
   compromise............          --         --    (10,461)      --     (3,050)
  Impairment of long-
   lived assets..........      792,478        --        --        --        --
  Restructuring costs....        4,256     19,811    18,624     4,558     5,067
  Depreciation...........      136,434    110,376    86,624    24,193    20,501
  Amortization...........      212,264     29,862    29,835     7,478     7,468
  Amortization of
   deferred gain on tower
   sale..................          --         --     (1,556)      --     (1,167)
                           -----------  ---------  --------  --------  --------
    Total operating
     expenses............    1,604,906    548,525   428,764   115,739   101,513
                           -----------  ---------  --------  --------  --------
Operating Income (loss)..   (1,036,791)   (56,976)   (1,245)   (6,089)      795
Other income (expense)
  Interest expense, net..      (92,663)   (67,611)  (53,043)  (14,626)  (10,018)
  Gain (loss) on
   sale/disposal of
   assets................           68          3    94,165         1      (323)
  Other..................          --         --       (338)      --      2,063
                           -----------  ---------  --------  --------  --------
    Total other expense..      (92,595)   (67,608)   40,784   (14,625)   (8,278)
                           -----------  ---------  --------  --------  --------
Income (loss) before
 income taxes (benefit)..   (1,129,386)  (124,584)   39,539   (20,714)   (7,483)
Income taxes (benefit)...      (69,442)       --      3,958       --        209
                           -----------  ---------  --------  --------  --------
Net income (loss)........  $(1,059,944) $(124,584) $ 35,581  $(20,714) $ (7,692)
                           ===========  =========  ========  ========  ========

                            See accompanying notes.

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES
      CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                                 (in thousands)

                                           Accumulated  Accumulated
                                Additional   Deficit      Deficit
                                 Paid in      Pre-         Post-
                                 Capital    Petition     Petition      Total
                                ---------- -----------  ----------- -----------
Balance at December 31, 1995..   $659,829  $   (81,076)  $       0  $   578,753
Capital contribution from
 MobileMedia..................     12,800          --          --        12,800
Net loss......................        --    (1,059,944)        --    (1,059,944)
                                 --------  -----------   ---------  -----------
Balance at December 31, 1996..    672,629   (1,141,020)          0     (468,391)
Capital contribution from
 MobileMedia..................      3,396          --          --         3,396
Net loss......................        --       (13,400)   (111,184)    (124,584)
                                 --------  -----------   ---------  -----------
Balance at December 31, 1997..    676,025   (1,154,420)   (111,184)    (589,579)
Net income....................        --           --       35,581       35,581
                                 --------  -----------   ---------  -----------
Balance at December 31, 1998
 .............................    676,025   (1,154,420)    (75,603)    (553,998)
Net loss (unaudited)..........        --           --       (7,692)      (7,692)
                                 --------  -----------   ---------  -----------
Balance at March 31, 1999
 (unaudited)..................   $676,025  $(1,154,420)  $ (83,295) $  (561,690)
                                 ========  ===========   =========  ===========



                            See accompanying notes.

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                             Three Months Ended
                              Year Ended December 31,            March 31,
                          ---------------------------------  --------------------
                             1996        1997       1998       1998       1999
                          -----------  ---------  ---------  ---------  ---------
Operating activities                                            (unaudited)
  Net income (loss).....  $(1,059,944) $(124,584) $  35,581   $(20,714)  $(7,692)
Adjustments to reconcile
 net loss to net cash
 provided by (used in)
 Operating activities:
  Depreciation and amor-
   tization.............      348,698    140,238    116,459     31,672    27,969
  Amortization of de-
   ferred gain on tower
   sale.................          --         --      (1,556)       --     (1,167)
  Income tax benefit....      (69,442)       --         --         --        --
  Accretion of note pay-
   able discount........       16,792      1,485        --         --        --
  Provision for uncol-
   lectible accounts....       56,556     65,181     14,841      4,981     2,131
  Reduction of liabili-
   ties subject to com-
   promise..............          --         --     (10,461)       --     (3,050)
  Recognized gain on
   sale of tower as-
   sets.................          --         --     (94,165)       --        --
  Impairment of long-
   lived assets.........      792,478        --         --         --        --
  Undistributed earnings
   of affiliate, net....          160         69        (87)        22       --
Change in operating as-
 sets and liabilities:
  Accounts receivable...      (55,965)   (53,904)     1,649      2,813      (459)
  Inventories...........        2,433     12,514     (1,324)       407       583
  Prepaid expenses and
   other assets.........       12,145       (686)       590     (1,052)    1,028
  Accounts payable, ac-
   crued expenses and
   other liabilities....       13,283    (25,393)    (7,065)     1,413    (1,791)
                          -----------  ---------  ---------  ---------  --------
  Net cash provided by
   (used in) operating
   activities...........       57,194     14,920     54,462     19,542    17,552
                          -----------  ---------  ---------  ---------  --------
Investing activities:
  Construction and capi-
   tal expenditures, in-
   cluding net changes
   in pager assets......     (161,861)   (40,556)   (53,867)    (4,854)  (26,806)
  Net proceeds from the
   sale of tower as-
   sets.................          --         --     169,703        --        --
  Net proceeds from the
   sale of investment in
   Abacus...............          --         --         --         --      1,400
  Net loss on the dis-
   posal of fixed as-
   sets.................          --         --         --         --        381
  Acquisition of busi-
   nesses...............     (866,460)       --         --         --        --
                          -----------  ---------  ---------  ---------  --------
Net cash provided by
 (used in) investing ac-
 tivities...............   (1,028,321)   (40,556)   115,836     (4,854)  (25,025)
                          -----------  ---------  ---------  ---------  --------
Financing activities:
  Book cash overdraft...          --         --         --         --      1,255
  Capital contribution
   by MobileMedia Corpo-
   ration...............       12,800      3,396        --         --        --
  Payment of debt issue
   costs................       (6,939)       --         --         --        --
  Borrowing from revolv-
   ing credit facili-
   ties.................      580,250        --         --         --        --
  Repayments on revolv-
   ing credit facili-
   ties.................          --         --    (170,000)       --        --
  Borrowing from DIP
   credit facilities....          --      47,000        --         --      5,000
  Repayments on DIP
   credit facilities....          --     (37,000)   (10,000)   (10,000)      --
                          -----------  ---------  ---------  ---------  --------
Net cash provided by
 (used in) financing ac-
 tivities...............      586,111     13,396   (180,000)   (10,000)    6,255
                          -----------  ---------  ---------  ---------  --------
Net (decrease) increase
 in cash, cash equiva-
 lents designated and
 cash designated for the
 MobileComm acquisi-
 tion...................     (385,016)   (12,240)    (9,702)     4,688    (1,218)
Cash and cash equiva-
 lents at beginning of
 period.................      408,176     23,160     10,920     10,920     1,218
                          -----------  ---------  ---------  ---------  --------
Cash and cash equiva-
 lents at end of peri-
 od.....................  $    23,160  $  10,920  $   1,218  $  15,608  $      0
                          ===========  =========  =========  =========  ========

                            See accompanying notes.

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (dollars in thousands)

1. Chapter 11 Reorganization and Basis of Presentation

  On January 30, 1997 (the "Petition date"), MobileMedia Corporation ("Parent"), its wholly owned subsidiary MobileMedia Communications, Inc., and all seventeen of MobileMedia Communications, Inc.'s subsidiaries ("MobileMedia") (collectively with Parent, the "Debtors"), filed for protection under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code"). The Debtors are operating as debtors-in-possession and are subject to the jurisdiction of the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). Chapter 11 is the principal business reorganization chapter of the Bankruptcy Code. Under Chapter 11 of the Bankruptcy Code, a debtor is authorized to reorganize its business for the benefit of its creditors and stockholders. In addition to permitting rehabilitation of the debtor, another goal of Chapter 11 is to promote equality of treatment of creditors and equity security holders of equal rank with respect to the restructuring of debt. In furtherance of these two goals, upon the filing of a petition for reorganization under Chapter 11, section 362(a) of the Bankruptcy Code generally provides for an automatic stay of substantially all acts and proceedings against the debtor and its property, including all attempts to collect claims or enforce liens that arose prior to the commencement of the debtor's case under Chapter 11.

  The Bankruptcy Court has exercised supervisory powers over the operations of the Debtors with respect to the employment of attorneys, investment bankers and other professionals, and transactions out of the Debtors' ordinary course of business or otherwise requiring bankruptcy court approval under the Bankruptcy Code. The Debtors have been paying undisputed obligations that have arisen subsequent to the Petition date on a timely basis.

  Since the Petition date, the Bankruptcy Court has entered orders, among other things, allowing the Debtors (i) to pay certain customer refunds and deposits in the ordinary course of business, (ii) to pay wages, salaries and benefits owing to employees, and (iii) to pay specified pre-petition taxes owing to various governmental entities. On February 6, 1997, the Bankruptcy Court entered an order authorizing the Debtors to pay approximately $46,000 in pre-petition amounts owing to certain essential vendors.

  Under the Bankruptcy Code, the Debtors may elect to assume or reject real estate leases, employment contracts, personal property leases, service contracts and other unexpired executory pre-petition leases and contracts, subject to Bankruptcy Court approval. Assumption of a contract requires the Debtors, among other things, to cure all defaults under the contract, including payment of all pre-petition liabilities. Rejection of a contract constitutes a breach of that contract as of the moment immediately preceding the Chapter 11 filing and the other party has the right to assert a general, unsecured claim against the bankruptcy estate for damages arising out of such breach. These parties may also seek to assert post-petition administrative claims against the Debtors to the extent that the Debtors utilize the collateral or services of such parties subsequent to the commencement of the Chapter 11 proceedings. The Debtors cannot presently determine or reasonably estimate the ultimate liability that may result from payments required to cure defaults under assumed leases and contracts or from the filing of claims for all leases and contracts which may be rejected.

  In connection with the Chapter 11 filing, the Debtors notified all known claimants that pursuant to an order of the Bankruptcy Court, all proofs of claims, on account of pre-petition obligations, other than for certain governmental entities, were required to be filed by June 16, 1997 (the "Bar Date"). As of March 31, 1999, approximately 2,581 proofs of claim had been filed against the Debtors. Included among the claims filed are claims of unspecified and undeterminable amounts. The Debtors consider the amounts set forth in certain proofs of claim to be inaccurate estimates of the Debtors' liabilities. As of March 31, 1999, the Debtors had secured orders of the Bankruptcy Court reducing approximately 1,607 claims filed in an aggregate amount of approximately $143,362 to an allowed amount of $10,239. As of March 31, 1999, the Debtors had also analyzed and resolved an additional 876 proofs of claim, representing an aggregate allowed amount of $8,389. The Debtors expect the objection process to continue.

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                             (dollars in thousands)

  On August 20, 1998, MobileMedia announced that it had executed a merger agreement with Arch Communications Group, Inc. ("Arch"), pursuant to which MobileMedia Communications, Inc. will be merged with and into a wholly-owned subsidiary of Arch. Immediately prior to the Merger, Parent will contribute all of its assets to MobileMedia Communications, Inc. Also on August 20, 1998, the Debtors filed a First Amended Joint Plan of Reorganization that reflects the proposed merger with Arch. On September 3, 1998, Arch and MobileMedia executed an amendment to the merger agreement and the Debtors filed a subsequent Second Amended Joint Plan of Reorganization. On December 1, 1998 Arch and MobileMedia executed a second amendment to the merger agreement and on December 2, 1998, the Debtors filed a Third Amended Joint Plan of Reorganization (the "Plan"). As of February 9, 1999, Arch and MobileMedia executed a third amendment to the merger agreement. Under the Plan, the Debtors' secured creditors will receive cash in an amount equal to their allowed pre-petition claims and the Debtors' unsecured creditors will receive cash or equity securities of Arch in satisfaction of their pre-petition claims against the Debtors. Because there are a variety of conditions precedent to the consummation of the Plan and the merger with Arch, there can be no assurance that the transactions contemplated thereby will be consummated.

  In December 1998 and January 1999, MobileMedia solicited the votes of its creditors on the Plan. 100% of the voting creditors in Class 4 voted to accept the Plan. As to Allowed Claims in Class 5, 83% in number and 91% in amount of those voting voted to accept the Plan. Of the Allowed Claims in Class 6 that voted on the Plan, 968 of such holders (approximately 94% in number and 69% in amount) voted to accept the Plan, and 61 of such holders (approximately 6% in number and 31% in amount) voted to reject the Plan.

  Objections to confirmation were filed by New Generation Advisors, Inc. ("New Generation"), Merrill Lynch Phoenix Fund, Inc., Merrill Lynch Corporate Bond Fund, Inc.--High Income Portfolio and State Street Research High Income Fund (the "Objectors"). On February 12, 1999, at a continued hearing on confirmation of the Plan, the Bankruptcy Court ordered MobileMedia to provide due diligence to a nominee of New Generation, to prepare supplemental disclosure to the holders of Allowed Claims in Class 6, and to resolicit the votes of such holders on the Plan. At a hearing held before the Bankruptcy Court on February 18, 1999, the Bankruptcy Court entered an order approving a form of Notice and Supplemental Disclosure, directing MobileMedia to resolicit the votes of all holders of Allowed Class 6 Claims and establishing March 23, 1999 as (a) the Supplemental Voting Deadline for Class 6 and (b) the deadline for any further objections to confirmation of the Plan arising out of the matters set forth in the Notice of Supplemental Disclosure. No further objections to the Plan were received by March 23, 1999. Taking into account the resolicitation of Class 6, the Plan was accepted by 59.6% in number and 69.3% in dollar amount of voting Class 6 creditors.

  On March 22, 1999, the Debtors and various other parties (including the Objectors, Arch, the Committee and the Agent for the Company's pre-petition secured lenders) executed a stipulation (the "Stipulation") that was approved by the Bankruptcy Court, effective as of March 23, 1999. The Stipulation resolved the pending objections to the Plan by providing for the withdrawal of the Objectors' objections and the waiver of all appeal rights of the Objectors. The Plan was confirmed by the Bankruptcy Court on April 12, 1999.

  The consolidated financial statements at December 31, 1997, 1998 and March 31, 1999 (unaudited) have been prepared on a going concern basis which assumes continuity of operations and realization of assets and liquidation of liabilities in the ordinary course of business. As discussed herein, there are significant uncertainties relating to the ability of MobileMedia to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities that might be necessary as a result of the outcome of the uncertainties discussed herein.

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                             (dollars in thousands)

2. The Company and Summary of Significant Accounting Policies

 The Company

  MobileMedia provides paging and wireless messaging services in the United States, including the 100 largest metropolitan areas.

 Consolidation

  The consolidated financial statements include the accounts of MobileMedia and its wholly-owned subsidiaries (MobileMedia Communications, Inc. (California), MobileMedia Paging, Inc., MobileMedia DP Properties, Inc., Dial Page Southeast, Inc., Radio Call Company of Va., Inc., MobileMedia PCS, Inc., Mobile Communications Corporation of America, MobileComm of Florida, Inc., MobileComm of Tennessee, Inc., MobileComm of the Midsouth, Inc., MobileComm Nationwide Operations, Inc., MobileComm of the West, Inc., MobileComm of the Northeast, Inc., MobileComm of the Southeast, Inc., MobileComm of the Southeast Private Carrier Operations, Inc., MobileComm of the Southwest, Inc. and FWS Radio, Inc.). All significant intercompany accounts and transactions have been eliminated.

 Cash Equivalents

  MobileMedia considers all highly-liquid securities with an original maturity of less than three months to be cash equivalents.

 Concentrations of Credit Risk

  Financial instruments that potentially subject MobileMedia to concentrations of credit risk consist principally of temporary cash investments and accounts receivable. MobileMedia places its cash with high-quality institutions and, by policy, limits its credit exposure to any one institution. Although MobileMedia faces significant credit risk from its customers, such risk does not result from a concentration of credit risk as a result of the large number of customers which comprise MobileMedia's customer base. MobileMedia generally does not require collateral or other security to support customer receivables.

 Inventories

  MobileMedia values inventories at the lower of specific cost or market value. Inventories consist of pagers held specifically for resale by MobileMedia.

 Revenue Recognition

  MobileMedia recognizes revenue under service, rent and maintenance agreements with customers at the time the related services are performed. Advance billings for services are deferred and recognized as revenue when earned. MobileMedia leases (as lessor) certain pagers under operating leases. Sales of pagers are recognized upon delivery.

 Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                             (dollars in thousands)

 Property and Equipment

  Effective October 1, 1997, MobileMedia shortened the estimated useful life of pagers from four to three years. This change resulted in additional depreciation expense of approximately $2,500 in 1997.

  Property and equipment are stated at cost, less accumulated depreciation.

  MobileMedia purchases a significant percentage of its pagers from one supplier. Any disruption of such supply could have a material impact on MobileMedia's operations.

  Expenditures for maintenance are charged to expense as incurred.

  Upon retirement of pagers, the cost and related accumulated depreciation are removed from the accounts and the net book value, if any, is charged to depreciation expense. Upon the sale of pagers, the net book value is charged to cost of products sold.

  Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

      Pagers.........................................................    3 years
      Radio transmission equipment...................................   10 years
      Computer equipment.............................................    4 years
      Furniture and fixtures.........................................    5 years
      Leasehold improvements......................................... 1-10 years
      Buildings......................................................   30 years

 Intangible Assets

  Intangible assets consist primarily of customer lists and FCC licenses which are being amortized principally using the straight-line method over periods ranging from 3 to 25 years. In connection with the impairment writedown discussed below, MobileMedia revised the useful lives of FCC licenses and customer lists to 25 years and 3 years, respectively.

 Impairment of Long-Lived Assets

  In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", MobileMedia records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the net book value of those assets. In 1997, MobileMedia determined impairment existed with respect to its long-lived assets as of December 31, 1996. Such determination was based upon the existence of adverse business circumstances, such as MobileMedia's bankruptcy, its 1996 operating results and the uncertainty associated with the pending FCC proceeding. In July 1998, MobileMedia evaluated the ongoing value of its long-lived assets effective December 31, 1996 and, based on this evaluation, MobileMedia determined that intangible assets with a net book value of $1,118,231 were impaired and wrote them down by $792,478 to their estimated fair value. Fair value was determined through the application of generally accepted valuation methods to MobileMedia's projected cash flows, discounted at an estimated market rate of interest. The remaining carrying amount of long-lived assets are expected to be recovered based on MobileMedia's estimates of cash flows. However, it is possible that such estimates could change based upon the uncertainties of the bankruptcy process and because future operating and financial results may differ from those projected which may require further writedowns to fair value.

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                             (dollars in thousands)


 Debt Issue Costs

  Debt issue costs, which relate to the long term debt discussed in Note 6, are reported as "Other assets" in the accompanying balance sheets. Such costs amounted to $22,939 at December 31, 1997 and $19,295 at December 31, 1998 and $18,384 at March 31, 1999 (unaudited) and are being amortized on a straight line basis over the term of the related debt.

 Book Cash Overdraft

  Under MobileMedia's cash management system, checks issued but not presented to banks occasionally result in overdraft balances for accounting purposes and are classified as "Book cash overdraft" in the balance sheet.

 Liabilities Subject to Compromise

  Liabilities subject to compromise consists of pre-petition liabilities that may be affected by a plan of reorganization. In accordance with AICPA Statement of Position 90-7 "Financial Reporting by Entities in Reorganization under the Bankruptcy Code", MobileMedia records liabilities subject to compromise based on the expected amount of the allowed claims related to these liabilities. Accordingly, in December 1998 and March 1999 MobileMedia reduced such liabilities by approximately $10,461 and $3,050 (unaudited), respectively, to reflect changes in estimated allowed claims.

 Restructuring Costs

  Restructuring costs are primarily comprised of professional fees constituting administrative expenses incurred by MobileMedia as a result of reorganization under Chapter 11 of the Bankruptcy Code.

 Income Taxes

  Income taxes are accounted for by the liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes".

 New Authoritative Accounting Pronouncements

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), which is effective for years beginning after December 15, 1997. SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. SFAS No. 131 is effective for financial statements for fiscal years beginning after December 15, 1997. MobileMedia has adopted SFAS No. 131 as of December 31, 1998. Such adoption did not have an impact on MobileMedia's financial reporting.

  In April 1998, the Accounting Standards Executive Committee of the Financial Accounting Standards Board issued Statement of Position 98-5 ("SOP 98-5") "Reporting on the Costs of Start-Up Activities". SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. Initial application of SOP 98-5 will be reported as the cumulative effect of a change in accounting principle. MobileMedia has adopted SOP 98-5 effective January 1, 1999. Such adoption did not have any effect on MobileMedia's financial position or results of operations.

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                             (dollars in thousands)

3. Acquisitions and Divestitures

  On September 3, 1998, MobileMedia completed the sale of 166 transmission towers to Pinnacle Towers, Inc. ("Pinnacle") for $170,000 in cash (the "Tower Sale"). Under the terms of a lease with Pinnacle, MobileMedia will lease antenna sites located on these towers for an initial period of 15 years at an aggregate annual rental of $10,700. The sale was accounted for in accordance with Statement of Financial Accounting Standards No. 28, Accounting for Sales with Leasebacks, and resulted in a recognized gain of $94,200 and a deferred gain of $70,000. The deferred gain will be amortized on a straight-line basis over the initial lease period of 15 years. Subsequent to the sale, MobileMedia distributed the $170,000 in proceeds to its secured creditors, who had a lien on such assets.

  On January 4, 1996, MobileMedia completed its acquisition of MobileComm, BellSouth's paging and wireless messaging unit, and an associated nationwide two-way narrowband 50/12.5 kHz PCS license, and BellSouth agreed to enter into a two-year non-compete agreement and a five-year reseller agreement with MobileMedia (the "MobileComm Acquisition"). The aggregate consideration paid for the MobileComm Acquisition (excluding fees and expenses and related financing costs) was approximately $928,709.

  The MobileComm Acquisition has been accounted for as a purchase transaction in accordance with Accounting Principles Board Opinion No. 16 and, accordingly, the financial statements for the periods subsequent to January 4, 1996 reflect the purchase price and transaction costs of $24,328, allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of January 4, 1996. The allocation of the purchase price is summarized as follows:

                                                                  (in thousands)
      Current assets.............................................   $  55,301
      Property and equipment.....................................     112,986
      Intangible assets..........................................     934,269
      Other assets...............................................         143
      Liabilities assumed........................................    (149,662)
                                                                    ---------
                                                                    $ 953,037
                                                                    =========

4. Property and Equipment

  Property and equipment are summarized as follows:

                                                     December 31,
                                                   -----------------  March 31,
                                                     1997     1998      1999
                                                   -------- -------- -----------
                                                    (in thousands)   (unaudited)
      Pagers...................................... $196,791 $176,610  $190,903
      Radio transmission equipment................  202,296  203,048   204,054
      Computer equipment..........................   30,896   32,679    32,866
      Furniture and fixtures......................   20,918   22,019    21,187
      Leasehold improvements......................   14,652   16,516    16,745
      Construction in progress....................    1,128   11,624    13,140
      Land, buildings and other...................    7,911    6,697     6,591
                                                   -------- --------  --------
                                                    474,592  469,193   485,486
      Accumulated depreciation....................  216,655  249,551   259,920
                                                   -------- --------  --------
      Property and equipment, net................. $257,937 $219,642  $225,566
                                                   ======== ========  ========

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                             (dollars in thousands)

5. Intangible Assets

                                                  December 31,                            March 31, 1999 (unaudited)
                         -------------------------------------------------------------- ------------------------------
                                      1997                            1998
                         ------------------------------- ------------------------------
                                   Accumulated                    Accumulated                    Accumulated
                           Cost    Amortization   Net      Cost   Amortization   Net      Cost   Amortization   Net
                         --------- ------------ -------- -------- ------------ -------- -------- ------------ --------
FCC Licenses............ $ 261,323   $ (8,918)  $252,405 $261,523   $(16,891)  $244,632 $261,623   $(18,937)  $242,686
Customer lists..........    64,430    (21,477)    42,953   64,430    (42,953)    21,477   64,430    (48,323)    16,107
                         ---------   --------   -------- --------   --------   -------- --------   --------   --------
                         $ 325,753   $(30,395)  $295,358 $325,953   $(59,844)  $266,109 $326,053   $(67,260)  $258,793
                         =========   ========   ======== ========   ========   ======== ========   ========   ========

  MobileMedia is not amortizing the cost of two nationwide Personal Communications Services ("PCS") licenses, one acquired directly from the FCC and the other as a result of the MobileComm acquisition, because the construction of paging networks related to such licenses has not been completed. These networks are expected to begin commercial operation in 1999 and, accordingly, amortization of these licenses will begin at such time.

6. Debt

  Debt is summarized as follows:

                                                   December 31,      March 31,
                                                ------------------- -----------
                                                   1997      1998      1999
                                                ---------- -------- -----------
                                                                    (unaudited)
      DIP credit facility...................... $   10,000 $    --   $  5,000
      Revolving loan...........................     99,000   72,900    72,900
      Term loan................................    550,000  406,100   406,100
      10 1/2% Senior Subordinated Deferred
       Coupon Notes due December 1, 2003.......    174,125  174,125   174,125
      9 3/8% Senior Subordinated Notes due
       November 1, 2007........................    250,000  250,000   250,000
      Dial Page Notes..........................      1,570    1,570     1,570
      Note Payable.............................        986      986       986
                                                ---------- --------  --------
        Total debt............................. $1,085,681 $905,681  $910,681
                                                ========== ========  ========

  The debt obligations of MobileMedia include:

    1) A debtor-in-possession credit facility ("DIP Facility") with a syndicate of lenders including The Chase Manhattan Bank, as Agent (the "DIP Lenders"). As of March 31, 1999 there was $5,000 of borrowings outstanding under this facility, as of December 31, 1998 there were no funded borrowings and as of December 31, 1997, there was $10,000 of borrowings outstanding under this facility. MobileMedia is subject to certain financial and operating restrictions customary to credit facilities of this type including a limitation on periodic capital expenditures, minimum allowable periodic EBITDA and retention of a turnaround professional. Additionally, MobileMedia is required to make monthly interest payments to the DIP Lenders and pay a commitment fee of 0.5% on any unused portion of the DIP Facility. The DIP Facility bears interest at a rate of LIBOR plus 250 basis points or Base Rate plus 150 basis points, at the option of MobileMedia. During 1997, the Debtors drew down $47,000 of borrowings and repaid $37,000

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                             (dollars in thousands)
  under the DIP Facility. During January and February, 1998 the Debtors repaid an additional $10,000. On January 27, 1998, the DIP Facility was amended and reduced from $200,000 to $100,000. On August 12, 1998, MobileMedia received approval from the Bankruptcy Court to extend the DIP Facility to March 31, 1999 and further reduce it from $100,000 to $75,000. MobileMedia has negotiated an extension of the DIP Facility through and including December 31, 1999.

    2) A $750,000 senior secured and guaranteed credit agreement (the "Pre-Petition Credit Agreement") with a syndicate of lenders including The Chase Manhattan Bank, as Agent. As of March 31, 1999 and December 31, 1998 there was $479,000 outstanding under this facility consisting of term loans of $101,500 and $304,600 and loans under a revolving credit facility totaling $72,900. This agreement was entered into on December 4, 1995, in connection with the financing of the MobileComm Acquisition. Commencing in 1996 MobileMedia was in default under this agreement. As a result of such default and the bankruptcy filing, MobileMedia has no borrowing capacity under this agreement. Since the Petition date, MobileMedia has brought current its interest payments and has been making monthly payments to the lenders under the Pre-Petition Credit Agreement equal to the amount of interest accruing under such agreement. On September 3, 1998, MobileMedia repaid $170,000 of borrowings under the Pre-Petition Credit Agreement with proceeds from the Tower Sale (see Note 3).

    3) $250,000 Senior Subordinated Notes due November 1, 2007 (the "9 3/8% Notes") issued in November 1995. These notes bear interest at a rate of 9 3/8% payable semi-annually on May 1 and November 1 of each year. On November 1, 1996, MobileMedia did not make its scheduled interest payment on its 9 3/8% Notes which constituted an event of default. The note holders have not exercised any rights or remedies afforded holders (which rights include, but are not limited to, acceleration of the stated maturity of the notes). Since the Petition date, any such right or remedy is subject to the automatic stay created by the Bankruptcy Code.

    4) $210,000 of Senior Subordinated Deferred Coupon Notes (the "Deferred Coupon Notes") issued, at a discount, in November 1993. The Deferred Coupon Notes accrete at a rate of 10 1/2%, compounded semi-annually, to an aggregate principal amount of $210,000 by December 1, 1998 after which interest is paid in cash at a rate of 10 1/2% and is payable semi-annually. By virtue of the missed interest payments on the 9 3/8% Notes and the Pre-Petition Credit Agreement an event of default has occurred. The note holders have not exercised any rights or remedies afforded such holders (which rights include, but are not limited to, acceleration of the stated maturity of the notes). Since the Petition date, any such right or remedy is subject to the automatic stay created by the Bankruptcy Code.

 Interest Expense on Debt

  Interest paid during the years ended December 31, 1996, 1997 and 1998, and the three months ended March 31, 1998 and 1999 (unaudited) was $65,978, $70,817, $51,560, $13,915 and $9,383 respectively. Total interest cost incurred for the years ended December 31, 1996, 1997 and 1998 was $94,231, $68,409 and $53,982, respectively of which $1,292, $176 and $228 was capitalized. Total interest cost incurred for the three months ended March 31, 1998 and 1999 (unaudited), was $14,793 and $10,248, respectively, of which $21 and $149 was capitalized.

  Subsequent to the Petition date, interest was accrued and paid only on the Pre-Petition Credit Agreement and the DIP Facility. If not for the filing, interest expense for the year ended December 31, 1997 and 1998 and March 31, 1998 and 1999 (unaudited), would have been approximately $104,152, $97,776, $25,724 and $21,187, respectively.

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                             (dollars in thousands)


7. Income Taxes

  The components of income tax benefit (expense) are as follows:

                                                           Year ended December
                                                                   31,
                                                          ---------------------
                                                           1996   1997   1998
                                                          ------- ----- -------
      Current:
        Federal.......................................... $   --  $ --  $(1,757)
        State and local..................................     --    --   (2,201)
                                                          ------- ----- -------
                                                              --    --   (3,958)
      Deferred:
        Federal..........................................  52,081   --      --
        State and local..................................  17,361   --      --
                                                          ------- ----- -------
          Total.......................................... $69,442 $ --  $(3,958)
                                                          ======= ===== =======

  MobileMedia is included in the Parent's consolidated federal income tax return. Income taxes are presentedin the accompanying financial statements as if MobileMedia filed tax returns as a separate consolidated entity.

  A reconciliation of income tax benefit (expense) and the amount computed by applying the statutory federal income tax rate to loss before income taxes is as follows:

                                                    Year ended December 31,
                                                   ---------------------------
                                                     1996     1997      1998
                                                   --------  -------  --------
Tax benefit (expense) at federal statutory rate... $395,285  $43,604  $(13,838)
Goodwill and intangible amortization and
 writedown........................................  (95,362)     --        --
State income taxes................................      --       --     (1,783)
Nondeductible expenses............................      --       --     (4,765)
Valuation allowance on federal deferred tax
 assets........................................... (230,481) (43,604)   16,428
                                                   --------  -------  --------
  Total........................................... $ 69,442  $   --   $ (3,958)
                                                   ========  =======  ========

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                             (dollars in thousands)


  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for federal and state income tax purposes. The components of deferred tax liabilities are as follows:

                                                              December 31,
                                                            ------------------
                                                              1997      1998
                                                            --------  --------
Deferred tax liabilities:
  Difference in book and tax basis of fixed assets......... $ 10,206  $ 19,974
  Other....................................................       68        27
                                                            --------  --------
    Deferred tax liabilities...............................   10,274    20,001
Deferred tax assets:
  Tax credit carryforwards.................................      --      1,757
  Accounts receivable reserves.............................   10,578     6,000
  Differences between the book and tax basis of intangible
   assets..................................................  128,462   121,526
  Difference between book and tax basis of accrued
   liabilities.............................................    5,089     4,794
  Net operating loss carryforward..........................  161,840   135,458
  Deferred gain on tower sale..............................      --     27,378
                                                            --------  --------
    Total deferred assets..................................  305,969   296,913
    Valuation allowances for deferred tax assets........... (298,350) (279,567)
                                                            --------  --------
    Deferred tax assets....................................    7,619    17,346
                                                            ========  ========
    Net deferred tax liabilities........................... $  2,655  $  2,655
                                                            ========  ========

  As of December 31, 1998, MobileMedia has available net operating loss carryforwards for tax purposes of approximately $330,000 which expire in years 2008 through 2012. Utilization of these losses may be limited under Section 382 of the Internal Revenue Code.

  MobileMedia believes consummation of the public offering of 15,525,000 shares of Parent's Class A Common Stock on November 7, 1995 caused an ownership change for MobileMedia for purposes of Section 382 of the Code. As a result, the use of MobileMedia's pre-ownership change net operating loss carryforwards will be limited annually by the Section 382 Limitation, which is estimated to be approximately $40,000. In addition, if a second ownership change has occurred subsequent to November 7, 1995, which has not yet been determined, use of MobileMedia's net operating losses would be severely limited. It is also anticipated that the net operating loss carryforwards and certain other tax attributes of MobileMedia will be substantially reduced and their utilization signifantly limited as a result of consummation of the Plan.

8. Leases

  Certain facilities and equipment used in operations are held under operating leases. Rental expenses under operating leases were $44,574, 43,453, $40,936, $10,423 and $12,989 for the years ended December 31, 1996, 1997 and 1998 and the three months ended March 31, 1998 and 1999 (unaudited), respectively. At December 31, 1998, the aggregate minimum rental commitments under leases were as follows:

      1999............................................................ $  48,951
      2000............................................................    25,457
      2001............................................................    19,250
      2002............................................................    15,726
      2003............................................................    13,327
      Thereafter......................................................    15,783
                                                                       ---------
                                                                       $ 138,494
                                                                       =========

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                             (dollars in thousands)

9. Employee Benefit Plans

  MobileMedia has adopted a retirement savings plan that allows all employees who have been employed for one year and have at least 1,000 hours of credited service to contribute and defer up to 15% of their compensation. Effective February 1, 1996, MobileMedia began a matching contribution of 50% of the first 2% of the elected deferral plus an additional 25% of the next 4% of the elected deferral. MobileMedia's matching contribution was $700 in 1996, $730 in 1997 and $692 in 1998 and $160 and $178 for the three months ended March 31, 1998 and 1999 (unaudited), respectively.

10. Stock Option Plans

  MobileMedia has two stock option plans under which approximately 1.3 million options are currently outstanding. Under the proposed Plan of Reorganization, MobileMedia's equity holders will receive no value for their ownership interests in the Company, and accordingly, the options are also deemed to have no value.

11. Commitments and Contingencies

  MobileMedia is party to a number of lawsuits and other matters arising in the ordinary course of business.

  As announced on September 27, 1996 and October 21, 1996, MobileMedia disclosed that misrepresentations and other violations had occurred during the licensing process for as many as 400 to 500, or approximately 6% to 7%, of its approximately 8,000 local transmission one-way paging stations. MobileMedia caused an investigation to be conducted by its outside counsel, and a comprehensive report regarding these matters was provided to the FCC in the fall of 1996.

  On January 13, 1997, the FCC issued a Public Notice relating to the status of certain FCC authorizations held by MobileMedia. Pursuant to the Public Notice, the FCC announced that it had (i) automatically terminated approximately 185 authorizations for paging facilities that were not constructed by the expiration date of their construction permits and remained unconstructed, (ii) dismissed as defective approximately 94 applications for fill-in sites around existing paging stations because they were predicated upon unconstructed facilities and (iii) automatically terminated approximately 99 other authorizations for paging facilities that were constructed after the expiration date of their construction permits. However, the FCC granted MobileMedia interim operating authority to operate transmitters in this last category subject to further action by the FCC.

  On April 8, 1997, the FCC adopted an order commencing an administrative hearing into the qualification of MobileMedia to remain a licensee. The order directed an Administrative Law Judge to take evidence and develop a full factual record on directed issues concerning MobileMedia's filing of false forms and applications. MobileMedia was permitted to operate its licensed facilities and provide service to the public during the pendency of the hearing.

  On June 6, 1997, the FCC issued an order staying the hearing proceeding in order to allow MobileMedia to develop and consummate a plan of reorganization that provides for a change of control of MobileMedia and a permissible transfer of MobileMedia's FCC licenses. The grant of the stay was premised on the availability of an FCC doctrine known as Second Thursday, which provides that, if there is a change of control that meets certain conditions, the regulatory issues designated for administrative hearing will be resolved by the transfer of MobileMedia's FCC licenses to the new owners of MobileMedia and the hearing will not proceed. The stay was originally granted for ten months and was extended by the FCC through October 6, 1998.

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                             (dollars in thousands)

  On September 2, 1998, MobileMedia and Arch Communications Group, Inc. ("Arch") filed a joint Second Thursday application. The FCC released an order granting the application on February 5, 1999. The order, which is conditioned on confirmation of the plan and consummation thereof within nine months, expressly terminated the administrative hearing and resolved the issues designated therein. The order denied the parties' request for permanent authority to operate transmitters for which MobileMedia was granted interim authority on January 13, 1997. If the Merger is consummated, Arch must cease operating these facilities within 6 months after the merger. The order also denied the parties' request for a waiver of the spectrum cap (which prohibits narrowband PCS licensees from having ownership interest in more than three channels in any geographic area). Arch must divest any excess channels within 6 months after the merger.

  Prior to the Petition date, five actions allegedly arising under the federal securities laws were filed against MobileMedia and certain of its present and former officers, directors and underwriters in the United States District Court for the District of New Jersey (the "New Jersey District Court"). These actions were subsequently consolidated as In re MobileMedia Securities Litigation, No. 96-5723 (AJL) (the "New Jersey Actions"). A consolidated amended complaint (the "Complaint") was filed on November 21, 1997. The Complaint does not name MobileMedia as a defendant.

  In June 1997, the Debtors initiated an Adversary Proceeding in the Bankruptcy Court to stay the prosecution of the New Jersey Actions. Pursuant to a Stipulation entered into among the Debtors and the plaintiffs in the New Jersey Actions and "So Ordered" by the Bankruptcy Court on October 31, 1997, the plaintiffs in the New Jersey Actions could conduct only limited discovery in connection with the New Jersey Actions and could not file any pleadings, except responses to motions to dismiss, until the earlier of September 30, 1998 and the effective date of a plan of reorganization. On October 21, 1998, the defendents' motion to dismiss the New Jersey Actions filed with the New Jersey District Court on January 16, 1998 was denied.

  In addition to the New Jersey Actions, two lawsuits (together, the "California Actions" and, together with the New Jersey Actions, the "Securities Actions") were filed in September 1997 in the United States District Court for the Northern District of California and the Superior Court of California naming as defendants certain former officers and certain present and former directors of MobileMedia, certain investment entities and the Debtors' independent auditors. None of the Debtors is named as defendant in the California Actions.

  On November 4, 1997, the Debtors commenced an adversary proceeding in the Bankruptcy Court seeking to stay the prosecution of the California Actions against the named defendants. At hearings held on December 10, 1997 and May 29, 1998, the Bankruptcy Court enjoined the plaintiffs in the California Actions until September 15, 1998 from taking certain actions in connection with the California Actions, with certain exceptions.

  The plaintiffs in both the New Jersey Actions and California Actions are currently conducting discovery of MobileMedia in connection with their prosecution of the actions against the named defendants. Following consummation of the Plan of Reorganization, the Company may be subject to further discovery in these proceedings.

  Neither the New Jersey Actions nor the California Actions name any of the Debtors as a defendant. However, proofs of claim have been filed against the Debtors by the plaintiffs in the New Jersey Actions, and both the New Jersey Actions and the California Actions may give rise to claims against the Debtors' Directors, Officers and Corporate Liability Insurance Policy. It is anticipated that under any plan of reorganization for MobileMedia these Claims will receive no distributions.

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                             (dollars in thousands)


12. Other Investments

  On March 21, 1995, MobileMedia purchased a 33% interest in Abacus Communications Partners, L.P., ("Abacus") a Delaware limited partnership, from Abacus Business Services, Inc. for $1,641. Abacus Communications Partners, L.P. is one of MobileMedia's alphanumeric dispatch services providers. The investment has been accounted for under the equity method in accordance with Accounting Principles Board Opinion No. 18. Under the equity method, original investments are recorded at cost and adjusted by MobileMedia's share of undistributed earnings or losses of the purchased company. MobileMedia's share of income (loss) of affiliate, net of distribution, for the years ended December 31, 1996, 1997 and 1998, was $160, $69, and $(87), respectively. On
December 30, 1998 MobileMedia reached an agreement to sell its interest in Abacus to Abacus Exchange Inc. for $1,400 and subsequently completed the sale on January 25, 1999. Accordingly, MobileMedia wrote down its investment in Abacus from $1,612 to $1,400 as of December 31, 1998.

13. Impact of Year 2000 (unaudited)

General

  Computer systems were originally designed to recognize calendar years by the last two digits in the date code field. Beginning in the year 2000, these date code fields will need to accept four digit entries to distinguish twenty-first century dates from twentieth century dates. Any of MobileMedia's computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. As a result, in less than two years, the computerized systems (including both information and non-information technology systems) and applications used by MobileMedia will need to be reviewed, evaluated and, if and where necessary, modified or replaced to ensure that all financial, information and operating systems are Year 2000 compliant.

 State of Readiness

  MobileMedia has formed an internal task force comprised of representatives of its various relevant departments to address Year 2000 compliance matters. The task force has undertaken a preliminary review of internal and external areas that are likely to be affected by Year 2000 compliance matters and has classified the various areas as mission critical, important or non-critical/non-important. MobileMedia also expects to hire outside consultants to review MobileMedia's testing methodology and test results, to assess its contingency planning and to provide general oversight relating to Year 2000 compliance matters.

  With respect to internal matters, MobileMedia has completed a review of its hardware and software to determine whether its business-related applications (including applications relating to distribution, finance, inventories, operations, pager activation, purchasing and sales/marketing) will be Year 2000 compliant. In addition, in the last quarter of 1998, programs designed to identify Year 2000 problems associated with dates embedded in certain business-related files were created and executed to identify any Year 2000 compliance issues. The testing unearthed a few Year 2000 problems all of which have been addressed and retested for Year 2000 readiness. Additional testing took place the first quarter of 1999, which included testing of MobileMedia's financial and human resource software packages. Although the results of these tests are still being analyzed, relatively few Year 2000 problems were identified. There can be no assurance, however, that such testing has detected, or will detect, all compliance issues related to the Year 2000 problem.

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                             (dollars in thousands)
  With respect to external matters, MobileMedia has distributed questionnaires and requests for certification to its mission-critical vendors and is in the process of obtaining and reviewing the responses thereto. The questionnaires have requested information concerning embedded technologies of such vendors, the hardware and software applications used by such vendors and the Year 2000 compliance efforts of such vendors relating thereto.

 Estimated Year 2000 Compliance Costs

  MobileMedia has an information technology staff of approximately 68 people that has addressed technical issues relating to Year 2000 compliance matters. Through December 31, 1998, MobileMedia has incurred approximately $50 in costs (excluding in-house labor and hardware) in connection with Year 2000 compliance matters. In addition, MobileMedia has purchased upgraded hardware at a cost of approximately $175 for use as redundant equipment in testing for Year 2000 problems in an isolated production environment. MobileMedia estimates that it will expend approximately $500 on additional hardware, software and other items related to the Year 2000 compliance matters.

  In addition, MobileMedia estimates that it will incur approximately $200 in costs relating to Year 2000 remediation efforts for its paging network hardware. MobileMedia also upgraded its paging network hardware during 1998 and plans further upgrades in fiscal year 1999. Such upgrades have not been and are not expected to be purchased solely for remediation of the Year 2000 compliance problems; such upgrades are not themselves expected to have Year 2000 compliance problems.

 Risks Relating to Year 2000 Compliance Matters

  MobileMedia has a goal to become Year 2000 compliant with respect to internal matters during 1999. Although MobileMedia has begun testing of its internal business-related hardware and software applications, there can be no assurances that such testing will detect all applications that may be affected by Year 2000 compliance problems. With respect to external matters, due to the multi-dependent and interdependent issues raised by Year 2000 compliance, including many factors beyond its control, MobileMedia may face the possibility that one or more of its mission-critical vendors, such as its utilities, telephone carriers, equipment manufacturers or satellite carriers, may not be Year 2000 compliant on a timely basis. Because of the unique nature of such vendors, alternate providers may not be available. Finally, MobileMedia does not manufacture any of the pagers, paging-related hardware or network equipment used by MobileMedia or its customers in connection with MobileMedia's paging operations. Although MobileMedia has tested such equipment, it has also relied upon the representations of its vendors with respect to their Year 2000 readiness. MobileMedia can give no assurance as to the accuracy of such vendors' representations.

 Contingency Planning

  MobileMedia has begun the process of assessing contingency plans that might be available in the event of either internal or external Year 2000 compliance problems. To this end, MobileMedia's various internal departments have begun to prepare assessments of potential contingency alternatives. The task force will undertake a review of these assessments on a department-by-department basis and on a company-wide basis. MobileMedia intends to complete its contingency planning during the second quarter of 1999.

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 We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

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                           Summary Table of Contents

                                                                            Page
                                                                            ----
Summary ...................................................................   1
Risk Factors...............................................................   5
Forward-Looking Statements.................................................  13
Dilution...................................................................  13
Use of Proceeds............................................................  14
Description of Warrants....................................................  14
Plan of Distribution.......................................................  16
Selling Stockholders.......................................................  22
Legal Matters..............................................................  23
Experts....................................................................  23
Where You Can Find More Information........................................  24
Incorporation by Reference.................................................  25

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[ARCH LOGO APPEARS HERE]

                        Arch Communications Group, Inc.

                               42,511,985 Shares
                                 Common Stock

                               5,360,262 Shares
                             Class B Common Stock

                                3,675,659 Stock
                               Purchase Warrants

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                                  PROSPECTUS

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                               August  / , 1999

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